PE 12-31-01

2001 ANNUAL REPORT

INTERVEST BANCSHARES CORPORATION

A BANK HOLDING COMPANY

INTERVEST BANCSHARES CORPORATION
A BANK HOLDING COMPANY

Corporate Offices
10 Rockefeller Plaza
New York, New York 10020-1903
212-218-2800

SUBSIDIARIES

INTERVEST NATIONAL BANK

HEADQUARTERS:	One Rockefeller Plaza New York, New York
BRANCHES:	FLORIDA HEADQUARTERS 625 Court Street Clearwater, Florida
	1875 Belcher Road North Clearwater, Florida
	2575 Ulmerton Road Clearwater, Florida
	2175 Nursery Road Clearwater, Florida
	6750 Gulfport Boulevard South Pasadena, Florida

INTERVEST CORPORATION OF NEW YORK

10 Rockefeller Plaza
New York, New York

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

SUBSIDIARIES:
INTERVEST NATIONAL BANK, MEMBER FDIC
BANKING OFFICES - NEW YORK / FLORIDA

INTERVEST CORPORATION OF NEW YORK

JEROME DANSKER CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR
LOWELL S. DANSKER DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports Record Earnings For 2001

Business Editors - New York – (Business Wire – January 22, 2002)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings in the fourth quarter of 2001 increased 62% to $1,390,000, or $0.35 per fully diluted share, from $858,000, or $0.22 per fully diluted share, in the fourth quarter of 2000.

The growth was due to an increase of $1,148,000 in net interest and dividend income (resulting from an increase in mortgage loans and lower interest expense) and a $319,000 increase in noninterest income (resulting from the prepayment of mortgage loans). These items were partially offset by a higher provision for loan losses of $265,000 (largely due to loan growth), a higher provision for income taxes of $439,000, and a $231,000 increase in noninterest expenses (of which nearly half was due to growth in the Company's assets).

Consolidated net earnings for the full year 2001 increased 45% to $3,778,000, or $0.97 per fully diluted share, from $2,608,000, or $0.67 per fully diluted share, for 2000. The growth was due to an increase of $2,165,000 in net interest and dividend income and an increase of $672,000 in noninterest income. These items were partially offset by an $801,000 increase in the provision for income taxes, a $735,000 increase in noninterest expenses (which included approximately $150,000 of nonrecurring costs associated with the merger of Intervest Bank into Intervest National Bank), and a $337,000 increase in the provision for loan losses. Results for 2000 included an extraordinary charge, net of taxes, of $206,000, in connection with the early retirement of various debentures.

Total consolidated assets at December 31, 2001 increased 23% to $512,622,000, from $416,927,000 at December 31, 2000, as reflected in the increase in the Company's loan portfolio.

Total consolidated loans, net of unearned fees, at December 31, 2001 increased 38% to $368,526,000, from $266,326,000 at year-end 2000. The increase was due to growth in commercial real estate and multifamily mortgage loan originations.

Total consolidated security investments at December 31, 2001 amounted to $106,003,000 compared to $96,364,000 at December 31, 2000. The portfolio consists almost entirely of short-term, fixed-rate debt obligations of various U.S. government agencies.

Total cash and other short-term investments at December 31, 2001 amounted to $24,409,000, compared to $42,938,000 at December 31, 2000.

Total consolidated deposits at December 31, 2001 increased 21% to $362,437,000, from $300,241,000 at December 31, 2000, reflecting growth primarily in money market and certificate of deposit accounts.

Total other borrowed funds (consisting of subordinated debentures and related interest payable) increased to $99,910,000 at December 31, 2001, from $72,813,000 at December 31, 2000. The increase was due to the sale of new debentures by Intervest Corporation of New York totaling $7,250,000 (as part of its normal funding of its operations) and the sale of $3,500,000 of debentures by Intervest Bancshares Corporation for working capital purposes. In addition, in December, Intervest Bancshares Corporation completed the sale of trust preferred securities in the aggregate amount of $15,000,000 through First Tennessee Capital Markets. The securities were sold to institutional investors in a private transaction, pursuant to an applicable exemption from registration under the Securities Act of 1933. The entire net proceeds of the sale were invested in Intervest National Bank to provide working capital for future growth.

Total consolidated stockholders' equity at December 31, 2001 increased to $40,395,000, from $36,228,000 at December 31, 2000. Book value per common share increased to $10.36 at December 31, 2001, from $9.29 at December 31, 2000.

Effective July 20, 2001, Intervest Bank merged into Intervest National Bank. Intervest National Bank, a nationally chartered bank, has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution.

Intervest Bancshares Corporation is a bank holding company. Its subsidiaries are Intervest National Bank, a nationally chartered commercial bank, and Intervest Corporation of New York, a mortgage investment company.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015,
New York, New York 10020
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION

Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended Dec 31,		Year Ended Dec 31,	
	2001	2000	2001	2000
Selected Operating Data:				
Interest and dividend income	$9,424	$8,670	$35,462	$31,908
Interest expense	6,024	6,418	24,714	23,325
Net interest and dividend income	3,400	2,252	10,748	8,583
Provision for loan loss reserves	248	(17)	612	275
Net interest and dividend income after provision for loan loss reserves	3,152	2,269	10,136	8,308
Noninterest income	624	305	1,655	983
Noninterest expenses	1,337	1,106	5,303	4,568
Earnings before taxes and extraordinary item	2,439	1,468	6,488	4,723
Provision for income taxes	1,049	610	2,710	1,909
Earnings before extraordinary item	1,390	858	3,778	2,814
Extraordinary item, net of tax (1)	-	-	-	(206)
Net earnings	**$1,390**	**$ 858**	**$ 3,778**	**$ 2,608**
Basic earnings per share:				
Earnings before extraordinary item	$ .36	$ .22	$ .97	$ .72
Extraordinary item	-	-	-	(.05)
Basic earnings per share	**$ .36**	**$ .22**	**$ .97**	**$ .67**
Diluted earnings per share:				
Earnings before extraordinary item	$ .35	$ .22	$ .97	$ .72
Extraordinary item	-	-	-	(.05)
Diluted earnings per share	**$ .35**	**$ .22**	**$ .97**	**$ .67**
Weighted-average common shares and common equivalent shares outstanding for computing:				
Basic earnings per share	3,899,629	3,899,629	3,899,629	3,884,560
Diluted earnings per share (2)	3,994,293	3,899,629	3,899,629	3,884,560

Selected Financial Condition Information:	At Dec 31, 2001	At Sep 30, 2001	At Jun 30, 2001	At Dec 31, 2000
Total assets	$512,622	$475,716	$423,186	$416,927
Total cash and short-term investments	24,409	33,056	66,323	42,938
Total securities available for sale	6,192	8,239	15,146	74,789
Total securities held to maturity	99,157	70,377	16,664	20,970
Total Federal Reserve Bank stock	654	654	669	605
Total loans, net of unearned fees	368,526	350,126	313,070	266,326
Total deposits	362,437	341,725	297,010	300,241
Total debentures and related accrued interest payable	99,910	84,110	76,111	72,813
Total stockholders' equity	40,395	39,027	38,042	36,228
Total allowance for loan loss reserves	3,380	3,132	2,868	2,768
Total nonperforming loans	1,243	None	None	None
Book value per common share	10.36	10.01	9.76	9.29
Allowance for loan loss reserves/nonperforming loans	271.92%	-	-	-
Allowance for loan loss reserves/total loans	0.92%	0.89%	0.92%	1.04%

(1) Represents a charge from the early retirement of debentures.

(2) A total of 1,134,000 of common stock warrants with exercise prices ranging from $10.00 to $16.00 were not included in the quarterly computation of diluted EPS for 2001 because they were not dilutive. A total of 2,650,000 of common stock warrants with exercise prices ranging from $6.67 to $16.00 were not included in the full year computation of diluted EPS for 2001 because they were not dilutive. A total of 2,650,000 common stock warrants with exercise prices ranging from $6.67 to $15.00 were not included in the quarterly and full year computation of diluted EPS for 2000 because they were not dilutive. Additionally, convertible debentures totaling $6,930,000 and convertible (at $14.00 per share in 2001 and $12.50 per share in 2000) into Class A common stock were excluded from all diluted EPS computations because they were not dilutive.

INTERVEST BANCSHARES CORPORATION

Consolidated Financial Highlights

($ in thousands, except per share amounts)	At or For The Year Ended December 31, 2001	2000
Balance Sheet Highlights:		
Total assets	$512,622	$416,927
Asset growth rate	23%	22%
Total loans, net	368,526	266,326
Loan growth rate	38%	25%
Total deposits	362,437	300,241
Deposit growth rate	21%	49%
Loans/deposits (Intervest National Bank)	79%	67%
Debentures and related accrued interest payable	99,910	72,813
Stockholders' equity	40,395	36,228
Common shares outstanding	3,899,629	3,899,629
Common book value per share	10.36	9.29
Market price per common share	7.40	3.75
Asset Quality Highlights		
Nonperforming loans	$ 1,243	$ -
Allowance for loan loss reserves	3,380	2,768
Allowance for loan losses reserves/net loans	0.92%	1.04%
Loan chargeoffs	-	-
Loan recoveries	-	-
Statement of Operations Highlights:		
Interest and dividend income	$ 35,462	$ 31,908
Interest expense	24,714	23,325
Net interest and dividend income	10,748	8,583
Provision for loan loss reserves	612	275
Noninterest income	1,655	983
Noninterest expenses	5,303	4,568
Provision for income taxes	2,710	1,909
Earnings before extraordinary item	3,778	2,814
Extraordinary item, net of tax (1)	-	(206)
Net earnings	$ 3,778	$ 2,608
Basic earnings per share	$ 0.97	$ 0.67
Diluted earnings per share	0.97	0.67
Average common shares used to calculate:		
Basic earnings per share	3,899,629	3,884,560
Diluted earnings per share	3,899,629	3,884,560
Return on average assets	0.85%	0.69%
Return on average equity	9.94%	7.48%
Efficiency ratio (2)	43%	48%
Full-service banking offices	6	6

(1) Represents a charge, net of taxes, from the early retirement of debentures.

(2) Defined as noninterest expenses as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION

10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

SUBSIDIARIES:
INTERVEST NATIONAL BANK, MEMBER FDIC
BANKING OFFICES - NEW YORK / FLORIDA

INTERVEST CORPORATION OF NEW YORK

JEROME DANSKER CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR
LOWELL S. DANSKER DIRECTOR

(BW)(INTERVEST-BANCSHARES)(IBCA)

INTERVEST BANCSHARES CORPORATION

Completes The Sale of $15 million of Capital Securities

Business Editors – New York – (Business Wire – December 19, 2001)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today announced that it has sold trust preferred securities in the aggregate amount of $15.0 million through First Tennessee Capital Markets. The securities issued in the offering were sold to institutional investors in a private transaction, pursuant to an applicable exemption from registration under the Securities Act of 1933.

Intervest Bancshares Corporation has invested the entire net proceeds in Intervest National Bank, its wholly owned banking subsidiary. Intervest National Bank is a nationally chartered bank that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida. As of September 30, 2001, Intervest National Bank had total assets of $386,000,000 total deposits of $346,000,000 and total regulatory capital of $32,900,000. The regulatory capital of the Bank now totals approximately $47,900,000. Giving effect to the $15 million of additional capital, the Company's total capital, on a consolidated basis is now approximately $54,000,000.

The addition of $15 million of Tier 1 capital to Intervest National Bank gives the Bank the potential to grow deposits by approximately $150,000,000 to approximately $496,000,000 and potentially increase the Bank's future earnings, and accordingly the future earnings per share of the Company. Since 1996, the Company's consolidated assets have grown at an annualized rate of 30%, to approximately $476,000,000 as of September 30, 2001, and book value per common share has increased 46% to $10.01 in the same time frame.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any state.

Intervest Bancshares Corporation is a bank holding company. Its subsidiaries are Intervest National Bank, a nationally chartered commercial bank, and Intervest Corporation of New York, a mortgage investment company.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements; changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact:
Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015
New York, New York 10020-1903 (212-218-2800) (Fax 212-218-2808)

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

SUBSIDIARIES:
INTERVEST NATIONAL BANK, MEMBER FDIC
BANKING OFFICES - NEW YORK / FLORIDA

INTERVEST CORPORATION OF NEW YORK

JEROME DANSKER CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR
LOWELL S. DANSKER DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports Third Quarter and Year-to-Date Earnings

Business Editors - New York – (Business Wire – October 15, 2001)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings for the third quarter of 2001 amounted to $929,000, or $0.24 per fully diluted share, unchanged from the third quarter of 2000. Results for the 2001 period reflected growth in the Company's net interest and dividend income of $555,000, which was offset by a $232,000 increase in noninterest expenses, a $217,000 increase in the provision for loan loss reserves primarily due to growth in the loan portfolio, and a decrease of $101,000 in noninterest income.

Consolidated net earnings for the first nine months of 2001 increased $638,000 to $2,388,000, or $0.61 per fully diluted share, from $1,750,000, or $0.45 per fully diluted share, in the same period of 2000. Increased earnings was primarily due to growth in net interest and dividend income of $1,017,000 and an increase of $353,000 in noninterest income (due to the early repayment of mortgage loans). These items were partially offset by a $504,000 increase in noninterest expenses (which included $175,000 of nonrecurring costs associated with the merger of Intervest Bank into Intervest National Bank), and a $362,000 increase in the provision for income taxes. Results for the 2000 period included an extraordinary charge, net of taxes, of $206,000, in connection with the early retirement of various debentures by the Company's subsidiary, Intervest Corporation of New York.

Total consolidated assets at September 30, 2001 increased to $475,716,000, from $416,927,000 at December 31, 2000, reflecting an increase in the Company's loan portfolio.

Total consolidated loans, net of unearned fees, at September 30, 2001 increased 31% to $350,126,000, from $266,326,000 at year-end 2000. The increase was due to growth in commercial real estate and multifamily mortgage loan originations.

Total consolidated security investments at September 30, 2001 amounted to $79,270,000 compared to $96,364,000 at December 31, 2000. The decrease was due to early redemptions by various agencies of the Company's available-for-sale securities (which consist of fixed-rate debt obligations of various U.S. government agencies) resulting from the steady decline in market interest rates during 2001. The resulting proceeds from the redemptions were used to partially fund new mortgage loan originations and the remainder was reinvested in shorter-term U.S. government agency securities classified as held to maturity. Total cash and other short-term investments at September 30, 2001 amounted to $33,056,000, compared $42,938,000 at December 31, 2000.

Total consolidated deposits at September 30, 2001 increased to $341,725,000, from $300,241,000 at December 31, 2000, reflecting growth in money market and certificate of deposit accounts.

Total other borrowed funds (consisting of subordinated debentures and related interest payable) increased to $84,110,000 at September 30, 2001, from $72,813,000 at December 31, 2000. The increase was due to the sale of additional debentures by Intervest Corporation of New York totaling $7,250,000 (as part of its normal funding of its operations) and the sale of $3,750,000 of debentures by Intervest Bancshares Corporation for working capital purposes.

Total consolidated stockholders' equity at September 30, 2001 increased to $39,027,000, from $36,228,000 at December 31, 2000. The Company's book value per common share increased to $10.01 at September 30, 2001, from $9.29 at December 31, 2000.

Effective July 20, 2001, Intervest Bank merged into Intervest National Bank. Intervest National Bank, a nationally chartered bank, retains its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and now has a total of five full-service banking offices in Clearwater and Pinellas County, Florida. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution.

Intervest Bancshares Corporation is a bank holding company. Its subsidiaries are Intervest National Bank, a nationally chartered commercial bank, and Intervest Corporation of New York, a mortgage investment company.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015,
New York, New York 10020
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION

Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended September 30, 2001	Quarter Ended September 30, 2000	Nine-Months Ended September 30, 2001	Nine-Months Ended September 30, 2000
Selected Operating Data:				
Interest and dividend income	$8,950	$8,324	$26,038	$23,238
Interest expense	6,014	5,943	18,690	16,907
Net interest and dividend income	2,936	2,381	7,348	6,331
Provision for loan loss reserves	264	47	364	292
Net interest and dividend income after provision for loan loss reserves	2,672	2,334	6,984	6,039
Noninterest income	237	338	1,031	678
Noninterest expenses	1,313	1,081	3,966	3,462
Earnings before taxes and extraordinary item	1,596	1,591	4,049	3,255
Provision for income taxes	667	662	1,661	1,299
Earnings before extraordinary item	929	929	2,388	1,956
Extraordinary item, net of tax (1)	-	-	-	(206)
Net earnings	$ 929	$ 929	$ 2,388	$ 1,750
Basic earnings per share:				
Earnings before extraordinary item	$ .24	$ .24	$ .61	$ .50
Extraordinary item	-	-	-	(.05)
Basic earnings per share	$ .24	$ .24	$ .61	$ .45
Diluted earnings per share:				
Earnings before extraordinary item	$ .24	$ .24	$ .61	$ .50
Extraordinary item	-	-	-	(.05)
Diluted earnings per share	$ .24	$ .24	$ .61	$ .45
Weighted-average common shares and common equivalent shares outstanding for computing:				
Basic earnings per share	3,899,629	3,896,365	3,899,629	3,879,500
Diluted earnings per share (2)	3,945,497	3,896,365	3,899,629	3,879,500

Selected Financial Condition Information:	At September 30, 2001	At June 30, 2001	At March 31, 2001	At December 31, 2000
Total assets	$475,716	$423,186	$423,081	$416,927
Total cash and short-term investments	33,056	66,323	79,801	42,938
Total securities available for sale	8,239	15,146	38,094	74,789
Total securities held to maturity	70,377	16,664	16,926	20,970
Total Federal Reserve Bank stock	654	669	639	605
Total loans, net of unearned fees	350,126	313,070	276,701	266,326
Total deposits	341,725	297,010	301,824	300,241
Total debentures and related accrued interest payable	84,110	76,111	75,466	72,813
Total stockholders' equity	39,027	38,042	37,126	36,228
Total allowance for loan loss reserves	3,132	2,868	2,768	2,768
Total nonperforming assets	None	None	None	None
Book value per common share	10.01	9.76	9.52	9.29
Allowance for loan loss reserves as a percent of total loans	0.89%	0.92%	1.00%	1.04%

(1) Represents a charge from the early retirement of debentures.

(2) A total of 1,134,000 and 2,650,218 of common stock warrants with exercise prices ranging from $6.67 to $16.00 were not included in the quarter and nine-month computation of diluted EPS for 2001, respectively, because they were not dilutive. A total of 2,659,000 common stock warrants with exercise prices ranging from $6.67 to $15.00 were not included in the quarter and nine-month computation of diluted EPS for 2000 because they were not dilutive. Additionally, convertible debentures totaling $6,930,000 and convertible (at $14.00 per share in 2001 and $12.50 per share in 2000) into Class A common stock were excluded from all diluted EPS computations because they were not dilutive.

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports Second Quarter Earnings More Than Double From Last Year and Announces The Merger of Its Two Banking Subsidiaries

Business Editors - New York – (Business Wire – July 23, 2001)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings for the second quarter of 2001 increased to $878,000, or $0.23 per fully diluted share, from $431,000, or $0.11 per fully diluted share, in the second quarter of 2000, or a 104% increase.

The increase in quarterly earnings was primarily due to a $405,000 increase in income from the early repayment of mortgage loans and growth in net interest and dividend income of $243,000. These increases were partially offset by a higher provision for income taxes of $185,000 and a $199,000 increase in noninterest expenses, resulting largely from nonrecurring costs associated with the merger of Intervest National Bank and Intervest Bank, the Company's wholly owned banking subsidiaries. Results for the second quarter of 2000 included an extraordinary charge, net of taxes, of $206,000, in connection with the early retirement of various debentures by the Company's subsidiary, Intervest Corporation of New York.

Consolidated net earnings for the first half of 2001 increased to $1,459,000, or $0.37 per fully diluted share, from $821,000, or $0.21 per fully diluted share, in the first half of 2000, or a 78% increase. The growth in earnings was primarily due to a $462,000 increase in net interest and dividend income, a $426,000 increase in income from the early repayment of mortgage loans and a $145,000 decrease in the provision for loan loss reserves. These items were partially offset by a $357,000 increase in the provision for income taxes and a $272,000 increase in noninterest expenses, resulting largely from nonrecurring costs associated with the merger. As noted above, results for the 2000 period included an extraordinary charge of $206,000.

Total consolidated assets at June 30, 2001 amounted to $423,186,000, compared to $416,927,000 at December 31, 2000.

Total consolidated loans, net of unearned fees, at June 30, 2001 increased to $313,070,000, from $266,326,000 at year-end 2000, due to growth in commercial real estate and multifamily mortgage loan originations. At June 30, 2001 and December 31, 2000, the Company did not have any nonperforming assets.

Total consolidated security investments at June 30, 2001 amounted to $32,479,000, compared to $96,364,000 at December 31, 2000. The decrease in the portfolio (which consists almost entirely of fixed-rate debt obligations of various U.S. government agencies) was due to early redemptions by various agencies brought about by the decrease in market interest rates during the first half of 2001. A portion of the resulting proceeds were used to fund the growth in mortgage loans and the remainder has been temporarily invested in the overnight Federal Funds market pending investment in mortgages as opportunities arise. Total cash and short-term investments at June 30, 2001 amounted to $66,323,000, compared $42,938,000 at December 31, 2000.

Total consolidated stockholders' equity at June 30, 2001 increased to $38,042,000, from $36,228,000 at December 31, 2000.

The Company also announced the merger of Intervest Bank into Intervest National Bank effective July 20, 2001. Intervest National Bank, a nationally chartered bank, retains its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and now has a total of five full-service banking offices in Clearwater and Pinellas County, Florida. As of June 30, 2001, the combined banks have total assets of $337,870,000, total deposits of $297,010,000 and total equity of $30,353,000, compared to total assets of $333,957,000, total deposits of $300,241,000 and total equity of $27,606,000 at December 31, 2000. Intervest National Bank has capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution.

Intervest Bancshares Corporation is a bank holding company. Its subsidiaries are Intervest National Bank, a nationally chartered commercial bank, and Intervest Corporation of New York, a mortgage investment company. Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015,
New York, New York 10020
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION

Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended June 30, 2001	Quarter Ended June 30, 2000	Six-Months Ended June 30, 2001	Six-Months Ended June 30, 2000
Selected Operating Data:				
Interest and dividend income	$8,404	$7,658	$17,088	$14,914
Interest expense	6,055	5,552	12,676	10,964
Net interest and dividend income	2,349	2,106	4,412	3,950
Provision for loan loss reserves	100	90	100	245
Net interest and dividend income after provision for loan loss reserves	2,249	2,016	4,312	3,705
Noninterest income	570	178	794	340
Noninterest expenses	1,329	1,130	2,653	2,381
Earnings before taxes and extraordinary item	1,490	1,064	2,453	1,664
Provision for income taxes	612	427	994	637
Earnings before extraordinary item	878	637	1,459	1,027
Extraordinary item, net of tax (1)	-	(206)	-	(206)
Net earnings	$ 878	$ 431	$ 1,459	$ 821
Basic earnings per share:				
Earnings before extraordinary item	$ .23	$ .16	$ .37	$ .26
Extraordinary item	-	(.05)	-	(.05)
Basic earnings per share	$ .23	$ .11	$ .37	$ .21
Diluted earnings per share:				
Earnings before extraordinary item	$ .23	$ .16	$ .37	$ .26
Extraordinary item	-	(.05)	-	(.05)
Diluted earnings per share	$ .23	$ .11	$ .37	$ .21
Weighted-average common shares and common equivalent shares outstanding for computing:				
Basic earnings per share	3,899,629	3,890,629	3,899,629	3,871,007
Diluted earnings per share (2)	3,899,629	3,890,629	3,899,629	3,871,007

Selected Financial Condition Information:	At June 30, 2001	At March 31, 2001	At December 31, 2000
Total assets	$423,186	$423,081	$416,927
Total cash and short-term investments	66,323	79,801	42,938
Total securities available for sale	15,146	38,094	74,789
Total securities held to maturity	16,664	16,926	20,970
Total Federal Reserve Bank stock	669	639	605
Total loans, net of unearned fees	313,070	276,701	266,326
Total deposits	297,010	301,824	300,241
Total debentures and related accrued interest payable	76,111	75,466	72,813
Total stockholders' equity	38,042	37,126	36,228
Total allowance for loan loss reserves	2,868	2,768	2,768
Total nonperforming assets	None	None	None
Book value per common share	9.76	9.52	9.29
Allowance for loan loss reserves as a percent of total loans	0.92%	1.00%	1.04%

(1) Represents a charge from the early retirement of debentures.

(2) A total of 2,650,000 of common stock warrants with exercise prices ranging from $6.67 to $16.00 were not included in the quarter and six-month computation of diluted EPS for 2001 because they were not dilutive. A total of 2,659,000 common stock warrants with exercise prices ranging from $6.67 to $15.00 were not included in the quarter and six-month computation of diluted EPS for 2000 because they were not dilutive . Additionally, convertible debentures totaling $6,930,000 and convertible (at $14.00 per share in 2001 and $12.50 per share in 2000) into Class A common stock were excluded from all diluted EPS computations because they were not dilutive.

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports 49% Increase in First Quarter Earnings for 2001

Business Editors - New York – (Business Wire – April 16, 2001)

Intervest Bancshares Corporation (Nasdaq "IBCA") today reported that its consolidated net earnings for the first quarter of 2001 increased to $581,000, or $0.15 per fully diluted share, from $390,000, or $0.10 per fully diluted share, in the first quarter of 2000, or a 49% year-to-year increase. The Company also reported that its book value per common share rose to $9.52 at March 31, 2001, from $9.29 at December 31, 2000.

The increase in net earnings was primarily due to a $219,000 increase in net interest and dividend income and a $155,000 decrease in the provision for loan losses. These items were partially offset by a $172,000 increase in the provision for income taxes.

In March of 2001, the Company announced that its two wholly owned banking subsidiaries, Intervest National Bank and Intervest Bank, have agreed to merge into one nationally chartered bank. The resultant institution, Intervest National Bank, will retain its headquarters and full-service banking office at One Rockefeller Plaza, in New York City and will have a total of five full-service banking offices in Clearwater and Pinellas County, Florida. As of March 31, 2001, the combined banks have pro-forma total assets of $338,287,000, total deposits of $301,824,000 and total equity of $29,581,000. The consummation of the merger, which is subject to the receipt of approvals from regulatory authorities, is expected to take place in the third quarter of 2001.

Total consolidated assets at March 31, 2001 increased to $423,081,000, from $416,927,000 at December 31, 2000. The growth primarily reflected an increase in commercial real estate and multifamily mortgage loans.

Total consolidated loans, net of unearned fees, at March 31, 2001 amounted to $276,701,000, compared to $266,326,000 at year-end 2000. At March 31, 2001 and December 31, 2000, the Company did not have any nonperforming assets.

Total consolidated security investments at March 31, 2001 amounted to $55,659,000, compared to $96,364,000 at December 31, 2000. The decline in the portfolio (which consists almost entirely of fixed-rate debt obligations of various U.S. government agencies) was due to early redemptions by various agencies brought about by the decline in market interest rates during the quarter. The resulting proceeds were temporarily invested in the overnight Federal Funds market pending investment in mortgages as opportunities arise.

Total consolidated deposits at March 31, 2001 amounted to $301,824,000, compared to $300,241,000 at December 31, 2000.

Total consolidated stockholders' equity at March 31, 2001 increased to $37,126,000, from $36,228,000 at December 31, 2000. At March 31, 2001, Intervest National Bank and Intervest Bank each maintained capital ratios in excess of the regulatory requirements to be designated as well-capitalized institutions.

Intervest Bancshares Corporation is a multi-bank holding company. Its subsidiaries are Intervest National Bank, a nationally-chartered commercial bank located in Rockefeller Plaza, in New York City; Intervest Bank, a Florida state-chartered commercial bank with five offices, headquartered in Clearwater, Florida; and Intervest Corporation of New York, a company that originates and acquires mortgage loans, located in Rockefeller Plaza, in New York City.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015,
New York, New York 10020
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION

Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended March 31, 2001	Quarter Ended March 31, 2000
Selected Operating Data:		
Total interest and dividend income	$8,684	$7,256
Total interest expense	6,621	5,412
Net interest and dividend income	2,063	1,844
Provision for loan loss reserves	-	155
Net interest and dividend income after provision for loan loss reserves	2,063	1,689
Noninterest income	224	162
Noninterest expenses	1,324	1,251
Earnings before income taxes	963	600
Provision for income taxes	382	210
Net earnings	$ 581	$ 390
Basic earnings per share	$ .15	$ .10
Diluted earnings per share	$ .15	$ .10
Weighted-average common shares and common equivalent shares outstanding for computing:		
Basic earnings per share	3,899,629	3,851,384
Diluted earnings per share (1)	3,899,629	3,851,384

Selected Financial Condition Information:	At March 31, 2001	At December 31, 2000
Total assets	$423,081	$416,927
Total cash and short-term investments	79,801	42,938
Total securities available for sale	38,094	74,789
Total securities held to maturity	16,926	20,970
Total Federal Reserve Bank stock	639	605
Total loans, net of unearned fees	276,701	266,326
Total deposits	301,824	300,241
Total debentures and related accrued interest payable	75,466	72,813
Total stockholders' equity	37,126	36,228
Book value per common share	9.52	9.29
Allowance for loan loss reserves	2,768	2,768
Nonperforming assets	None	None
Allowance for loan loss reserves as a percent of total loans	1.00%	1.04%

(1) A total of 2,650,000 of common stock warrants with exercise prices ranging from $6.67 to $16.00 were not considered in the computation of diluted EPS for the 2001 period because they were not dilutive. A total of 2,659,000 common stock warrants with exercise prices ranging from $6.67 to $15.00 were not considered in the computation of diluted EPS for the 2000 period because they were not dilutive. Additionally, convertible debentures totaling $6,930,000 and convertible (at $14.00 per share in 2001 and $12.50 per share in 2000) into Class A common stock were excluded from all diluted EPS computations because they were not dilutive.

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Announces the Proposed Merger of its Banking Subsidiaries

Business Editors - New York – (Business Wire – March 5, 2001)

Intervest Bancshares Corporation (Nasdaq "IBCA") today announced that its two wholly owned banking subsidiaries, Intervest National Bank and Intervest Bank, have agreed to merge into one nationally chartered bank. The resulting institution, Intervest National Bank, will retain its headquarters and full-service banking office at One Rockefeller Plaza, in New York City and will have a total of five full-service banking offices in Clearwater and Pinellas County, Florida.

As of December 31, 2000, the combined banks would have total assets of $335,000,000, total deposits of $302,000,000 and total regulatory capital of $29,800,000.

The consummation of the merger, which is subject to the receipt of approvals from regulatory authorities, is expected to close in the third quarter of 2001.

In addition to Intervest National Bank and Intervest Bank, Intervest Bancshares Corporation owns Intervest Corporation of New York, a company that originates and acquires mortgage loans, located in Rockefeller Plaza, in New York City. Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA

Contact:
Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015,
New York, New York 10020 (212-218-2800) (Fax 212-218-2808)

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

Commission File Number 000-23377

INTERVEST BANCSHARES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	13-3699013
(State or other jurisdiction of incorporation)	(I.R.S. employer identification no.)

10 Rockefeller Plaza, Suite 1015
New York, New York 10020-1903
(Address of principal executive offices)

(212) 218-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934

None
(Title of class)

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934

Class A Common Stock, par value $1.00 per share
(Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes XX No__.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [X]

As of February 4, 2002 there were 3,544,629 shares of the Registrant's Class A common stock and 355,000 shares of the Registrant's Class B common stock issued and outstanding. The aggregate market value of 1,202,729 shares of the Registrant's Class A common stock on February 4, 2002, which excludes 2,341,900 shares held by affiliates as a group, was $11,498,000. This value is based on the average bid and asked prices of $9.56 per share on February 4, 2002 of the Class A common stock on the NASDAQ Small Cap Market.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2002 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Intervest Bancshares Corporation and Subsidiaries

2001 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. Description of Business

General

Private Securities Litigation Reform Act Safe Harbor Statement

The Company is making this statement in order to satisfy the "Safe Harbor" provision contained in the Private Securities Litigation Reform Act of 1995. The statements contained in this report on Form 10-K that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors relating to the Company's operations and economic environment, all of which are difficult to predict and many of which are beyond the control of the Company, that could cause actual results of the Company to differ materially from those matters expressed in or implied by forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements: changes in general economic, market and regulatory conditions; the development of an interest rate environment that may adversely affect the Company's interest rate spread, other income or cash flow anticipated from the Company's operations, investment and lending activities; and changes in laws and regulations affecting banks and bank holding companies.

Intervest Bancshares Corporation

Intervest Bancshares Corporation is a registered bank holding company (the "Holding Company") incorporated in 1993 under the laws of the State of Delaware. Its principal office is located at 10 Rockefeller Plaza, Suite 1015, New York, New York 10020, and its telephone number is 212-218-2800. The Holding Company's Class A common stock was approved for listing on the NASDAQ SmallCap Market (Symbol: IBCA) in November 1997. Prior to then, there had been no established trading market for the securities of the Holding Company. At December 31, 2001, the Holding Company owned 100% of the outstanding capital stock of Intervest National Bank, Intervest Corporation of New York and Intervest Statutory Trust I (hereafter referred to collectively as the "Company," on a consolidated basis). On July 20, 2001, Intervest Bank (the Holding Company's other wholly owned banking subsidiary prior to this date) merged into Intervest National Bank. The merger was accounted for at historical cost similar to the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets, liabilities, shareholders' equity, income and expenses of both banks are combined and recorded at their historical cost amounts. Hereafter, Intervest National Bank may be referred to as the "Bank."

At December 31, 2001, the Company had total assets of $512,622,000, net loans of $368,526,000, deposits of $362,437,000, debentures and related interest payable of $99,910,000, and stockholders' equity of $40,395,000, compared to total assets of $416,927,000, net loans of $266,326,000, deposits of $300,241,000, debentures and related interest payable of $72,813,000, and stockholders' equity of $36,228,000 at December 31, 2000.

The Holding Company's primary business is the operation of its subsidiaries. It does not engage in any other substantial business activities other than a limited amount of real estate mortgage lending. From time to time, the Holding Company sells debentures to raise funds for working capital purposes. The Holding Company is subject to examination and regulation by the Federal Reserve Board (FRB).

Intervest National Bank

Intervest National Bank is a nationally chartered bank that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Pinellas County, Florida - four in Clearwater and one in South Pasadena.

At December 31, 2001, the Bank had total assets of $421,152,000, net loans of $296,255,000, deposits of $365,978,000, and stockholder's equity of $46,749,000, compared to total assets of $335,788,000, net loans of $208,399,000, deposits of $302,072,000 and stockholder's equity of $27,606,000, at December 31, 2000.

The Bank provides a wide range of banking services to small and middle-market businesses and individuals. It conducts a personalized commercial and consumer banking business, which consists of attracting deposits from the areas served by its banking offices. The Bank also provides internet banking through its web site: www.intervestnatbank.com, which can attract deposit customers from within as well as outside its primary market areas. The deposits, together with funds derived from other sources, are used to originate a variety of real estate, commercial and consumer loans and to purchase investment securities. The Bank emphasizes multifamily residential and commercial real estate lending and also offers commercial and consumer loans.

The revenues of the Bank are primarily derived from interest and fees received from originating loans, and from interest and dividends earned on securities and other short-term investments. The principal sources of funds for the Bank's lending activities are deposits, repayment of loans, maturities and calls of securities and cash flow generated from operating activities. The Bank's principal expenses are interest paid on deposits and operating and general and administrative expenses.

Deposit flows and the rates paid thereon are influenced by interest rates on competing investments available to depositors and general market rates of interest. Lending activities are affected by the demand for real estate and other types of loans, interest rates at which such loans may be offered and other factors affecting the availability of funds to lend. The Bank faces strong competition in the attraction of deposits and in the origination of loans. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the extent permitted by law.

As is the case with banking institutions generally, the Bank's operations are significantly influenced by general economic conditions and by related monetary and fiscal policies of banking regulatory agencies, including the FRB and FDIC. The Bank is also subject to the supervision, regulation and examination of the Office of the Comptroller of the Currency of the United States of America (OCC). In June 2001, the OCC terminated a Memorandum of Understanding with the Bank that was in effect since June 2000. The memorandum was a formal written agreement whereby, among other things, the Bank had been required to review, revise, develop and implement various policies and procedures with respect to its lending and credit underwriting. Management implemented various actions in order for the Bank to be in full compliance with the memorandum.

Intervest Corporation of New York

Intervest Corporation of New York is in the business of investing primarily in commercial and multifamily real estate mortgage loans on income producing properties, such as office and commercial properties and multifamily residential apartment buildings. It also makes loans on other types of properties and may resell mortgages. Intervest Corporation of New York is located at 10 Rockefeller Plaza in New York City.

Intervest Corporation of New York was acquired on March 10, 2000, by the Holding Company. In the acquisition, all the outstanding capital stock of Intervest Corporation of New York was acquired in exchange for 1,250,000 shares of the Holding Company's Class A common stock. Former shareholders of Intervest Corporation of New York are officers and directors of Intervest Corporation of New York and the Holding Company. The acquisition was accounted for at historical cost similar to the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets, liabilities, shareholders' equity, income and expenses of both companies are combined and recorded at their historical cost amounts.

At December 31, 2001, Intervest Corporation of New York had total assets of $83,083,000, net loans of $62,665,000, debentures and related interest payable of $72,113,000, and stockholder's equity of $9,847,000, compared to total assets of $74,860,000, net loans of $51,992,000, debentures and related interest payable of $64,347,000, and stockholder's equity of $9,269,000, at December 31, 2000.

Intervest Corporation of New York's operations are significantly influenced by the movement of interest rates and by general economic conditions, particularly those in the New York City metropolitan area where most of the properties that secure its mortgage loans are concentrated.

Intervest Statutory Trust I

Intervest Statutory Trust I was formed in December 2001 in connection with the issuance of $15,000,000 of capital securities. It is not authorized and does not conduct any trade or business, and was formed for the sole purpose of the issuance, sale and administration of the capital securities. See note 9 to the consolidated financial statements for further discussion of the capital securities.

Market Area

The primary market area of the Bank's New York office is considered to be the New York City metropolitan region, and Manhattan in particular. The primary market area of the Bank's Florida offices is considered to be Pinellas County, which is the most populous county in the Tampa Bay area of Florida. The area has many more seasonal residents. The Tampa Bay area is located on the West Coast of Florida, midway up the Florida peninsula. The major cities in the area are Tampa (Hillsborough County) and St. Petersburg and Clearwater (Pinellas County). The Bank's deposit gathering and lending markets are concentrated in the communities surrounding its offices. Management believes that all the Bank's offices are located in areas serving small and mid-sized businesses and serving middle and upper income communities. The Bank's deposit-gathering market also includes its web site on the internet: www.intervestnatbank.com, which attracts deposit customers from both within and outside the Bank's primary market areas.

Intervest Corporation of New York's lending activities have been concentrated in the New York City metropolitan region. It also makes loans in other states, including Connecticut, Florida, New Jersey, North Carolina, Pennsylvania, Virginia and Washington D.C.

Competition

The deregulation of the banking industry and the widespread enactment of state laws that permit multi-bank holding companies, as well as an increasing level of interstate banking, have created a highly competitive environment for commercial banking. In one or more aspects of its business, the Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer services that the Bank does not currently provide. In addition, many of the Bank's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. Management believes that a community bank is better positioned to establish personalized banking relationships with both commercial customers and individual households. The Bank's community commitment and involvement in their primary market areas, as well as its commitment to quality and personalized banking services are factors that contribute to the Bank's competitiveness. Management believes a locally-based bank is often perceived by the local business community as possessing a clearer understanding of local commerce and their needs. Consequently, management believes that the Bank can compete successfully in its primary market areas by making prudent lending decisions quickly and more efficiently than its competitors, without compromising asset quality or profitability, although no assurances can be given that such factors will assure success. In addition, management believes a personalized service approach enables the Bank to attract and retain core deposits.

In making its investments, Intervest Corporation of New York also experiences significant competition from banks, insurance companies, savings and loan associations, mortgage bankers, pension funds, real estate investment trusts, limited partnerships and other lenders and investors engaged in purchasing mortgages or making real property investments with investment objectives similar in whole or part to its own. An increase in the general availability of funds may increase competition in the making of investments in mortgages and real property, and may reduce the yields available therefrom.

Asset Quality

The Bank seeks to maintain a high level of asset quality when considering investments in securities and the originations of loans. In originating loans, the Bank places emphasis on the borrower's ability to generate cash flow to support its debt obligations and other cash related expenses. The Bank's lending activities are conducted pursuant to written policies and defined lending limits. Depending on their type and size, certain loans must be reviewed and approved by a Loan Committee comprised of certain members of the Board of Directors prior to being originated. As part of its loan portfolio management strategy, loan-to-value ratios (the ratio that the original principal amount of the loan bears to the lower of the purchase price or appraised value of the property securing the loan at the time of origination) on new loans originated by the Bank typically do not exceed 80%. In addition, physical inspections of properties being considered for mortgage loans are made as part of the approval process.

The Bank's Loan Committee, as well as its senior management and lending officers, concentrate their efforts and resources on loan review and underwriting procedures. Internal controls include ongoing reviews of loans made to monitor documentation and ensure the existence and valuations of collateral. The Bank also has in place a review process with the objective of quickly identifying, evaluating and initiating necessary corrective actions for any problem loans.

Intervest Corporation of New York does not have formal policies regarding the percentage of its assets that may be invested in any single mortgage, the type of mortgage loans and investments it can make, the geographic location of properties collateralizing those mortgages, limits as to loan-to-value ratios and the loan approval process.

At December 31, 2001, the Bank had one commercial real estate loan with a principal balance of $1,243,000 classified as nonperforming and impaired. The Company did not have any nonperforming assets or impaired loans at any time during 2000 or 1999. There can be no assurance that a downturn in real estate values, as well as other economic factors, would not have an adverse impact on the Company's future level of nonperforming assets and profitability.

Lending Activities

The Company's lending activities include real estate loans and commercial and consumer loans. Real estate loans include primarily the origination of loans for commercial and multifamily properties. While the Bank's lending activities include single-family residential mortgages, such lending has not been emphasized. Commercial loans are originated for working capital funding. Consumer loans include those for the purchase of automobiles, boats, home improvements and investments. At December 31, 2001, the Company's net loan portfolio amounted to $368,526,000, compared to $266,326,000 at December 31, 2000.

Commercial and Multifamily Real Estate Mortgage Lending

Almost all of the Company's current loan portfolio is comprised of loans secured by commercial and multifamily real estate, including rental and cooperative apartment buildings, office buildings and shopping centers.

Commercial and multifamily mortgage lending generally involves greater risk than 1-4 family residential lending. Such lending typically involves larger loan balances to single borrowers and repayment of loans secured by income producing properties is typically dependent upon the successful operation of the underlying real estate.

Mortgage loans on commercial and multifamily properties are normally originated for terms of no more than 20 years, many with variable interest rates that are based on the prime rate. Additionally, many loans have an interest rate floor which resets upward along with any increase in the loan's interest rate. This feature reduces the loan's interest rate exposure to periods of declining interest rates.

Mortgage loans on commercial and multifamily properties typically provide for periodic payments of interest and principal during the term of the mortgage, with the remaining principal balance and any accrued interest due at the maturity date. The majority of the mortgages owned by the Company provide for balloon payments at maturity, which means that a substantial part or the entire original principal amount is due in one lump sum payment at maturity. If the net revenue from the property is not sufficient to make all debt service payments due on the mortgage or, if at maturity or the due date of any balloon payment, the owner of the property fails to raise the funds (by refinancing, sale or otherwise) to make the lump sum payment, the Company could sustain a loss on its investment in the mortgage loan. The Company's mortgage loans are generally not personal obligations of the borrower and are not insured or guaranteed by governmental agencies or otherwise.

Commercial Lending

The Bank offers a variety of commercial loan services including term loans, lines of credit and equipment financing. Short-to-medium term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital needs (including those secured by inventory, receivables and other assets), business expansion (including acquisitions of real estate and improvements), and the purchase of equipment and machinery. Commercial loans are typically underwritten on the basis of the borrower's ability to make repayment from the cash flow of their business and are generally collateralized as discussed above. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

Consumer Lending

The Bank offers consumer loans including those for: the purchase of automobiles, recreation vehicles and boats; second mortgages; home improvements; home equity lines of credit; and personal loans (both collateralized and uncollateralized). Consumer loans typically have a shorter term and carry higher interest rates than other types of loans. In addition, consumer loans have additional risks of collectability when compared to traditional types of loans granted by commercial banks such as residential mortgage loans. In many instances, the Bank is required to rely on the borrower's ability to repay the loan from personal income sources, since the collateral may be of reduced value at the time of collection.

Loan Solicitation and Processing

Loan originations are derived from the following: advertising in newspapers and trade journals; referrals from mortgage brokers; existing customers and borrowers; walk-in customers; and through direct solicitation by the Company's officers.

The Company's underwriting procedures normally require the following: physical inspections by management of properties being considered for mortgage loans; mortgage title insurance; hazard insurance; and an appraisal of the property securing the loan to determine the property's adequacy as security performed by an appraiser approved by the Company. In addition, the Company analyzes relevant real property and financial factors, which in certain cases may include: the condition and use of the subject property; the property's income-producing capacity; and the quality, experience and creditworthiness of the property's owner.

For commercial and consumer loans, upon receipt of a loan application from a prospective borrower, a credit report and other verifications are obtained to substantiate specific information relating to the applicant's employment income and credit standing.

Real Estate Investing Activities

The Company, from time to time, may purchase equity interests in real property or it may acquire such an equity interest pursuant to a foreclosure upon a mortgage in the normal course of business. With respect to such equity interests in real estate, the Company may acquire and retain title to properties either directly or through a subsidiary.

While no such transactions are presently pending, the Company would consider the expansion of its business through investments in or acquisitions of other companies engaged in real estate or mortgage business activities. While the Company has not previously made acquisitions of real property (other than purchases in connection with the operation of its offices) or managed income-producing property, its management has had substantial experience in the acquisition and management of properties and, in particular, multifamily residential properties.

Investment Activities

The Bank's investment policies and strategies are reviewed and approved by its Board of Directors and Investment Committee. The Company has historically purchased securities that are issued directly by the U.S. government or one of its agencies. Accordingly, the Company's investments in securities carry a significantly lower credit risk than its loan portfolio. To manage interest rate risk, the Company normally purchases securities that have adjustable rates or securities with fixed rates that have short- to intermediate-maturity terms. From time to time, a securities available-for-sale portfolio may be maintained to provide flexibility for implementing asset and liability management strategies. The Company does not engage in trading activities.

Securities held to maturity totaled $99,157,000 at December 31, 2001, compared to $20,970,000 at December 31, 2000. On December 31, 2000, Intervest Bank transferred U.S. government agency securities with an estimated fair value of $74,789,000 from the held-to-maturity to the available-for-sale portfolio. Securities available for sale amounted to $6,192,000 at December 31, 2001, compared to $74,789,000 at December 31, 2000. The decrease was due to early redemptions by various agencies brought about from the steady decline in market interest rates during 2001.

The Company also invests in various money market instruments, including overnight and term federal funds, short-term bank commercial paper and certificate of deposits. These instruments are used to temporarily invest available funds resulting from deposit-gathering activities and normal cash flow from operations. Cash and short-term investments at December 31, 2001 amounted to $24,409,000, compared to $42,938,000 at December 31, 2000.

Sources of Funds

The Bank's primary sources of funds consist of the following: retail deposits obtained through its branch offices and through the mail; amortization, satisfactions and repayments of loans; maturities and calls of securities; and cash generated by operating activities. In addition, the Bank has from time to time received capital contributions from the Holding Company.

Deposit accounts are solicited from individuals, small businesses and professional firms located throughout the Bank's primary market areas through the offering of a broad variety of deposit services. The Bank also uses its web site on the internet: www.intervestnatbank.com, which attracts deposit customers from both within and outside its primary market areas. At December 31, 2001, consolidated deposit liabilities totaled $362,437,000, compared to $300,241,000 at December 31, 2000.

Deposit services include the following: certificates of deposit (including denominations of $100,000 or more); individual retirement accounts (IRAs); other time deposits; checking and other demand deposit accounts; negotiable order of withdrawal (NOW) accounts; savings accounts; and money market accounts. Interest rates offered by the Bank on deposit accounts are normally competitive with those in the principal market areas of the Bank. In addition, the determination of rates and terms also considers the Bank's liquidity requirements, growth goals, capital levels and federal regulations. Maturity terms, service fees and withdrawal penalties on deposit products are reviewed and established by the Bank on a periodic basis.

The Bank offers internet banking services, ATM services with access to local, state and national networks, wire transfers, direct deposit of payroll and social security checks and automated drafts for various accounts. In addition, the Bank offers safe deposit boxes to its customers in Florida. The Bank periodically reviews the scope of the banking products and services it offers consistent with market opportunities and available resources.

The Bank purchases federal funds from time to time to manage its liquidity needs. At December 31, 2001 and 2000, there were no such funds outstanding, and such funding has not been emphasized. The Bank has agreements with correspondent banks whereby it may borrow up to $8,000,000 on an unsecured basis. There were no outstanding borrowings under these agreements at December 31, 2001 or 2000.

Intervest Corporation of New York's principal sources of funds consist of borrowings (through the sale of its debentures), mortgage repayments and cash flow generated from operations. At December 31, 2001, Intervest Corporation of New York had debentures outstanding of $63,000,000, compared to $57,150,000 at December 31, 2000. The Holding Company has also sold debentures for working capital purposes. The Holding Company's debentures outstanding totaled $10,430,000 at December 31, 2001, and $6,930,000 at December 31, 2000.

On December 18, 2001, the Holding Company's wholly-owned subsidiary, Intervest Statutory Trust I, sold 9.875% Trust Preferred Securities due December 18, 2031 in the aggregate principal amount of $15,000,000, referred to in this report as the Capital Securities. The net proceeds from the sale were paid to the Holding Company in exchange for $15,000,000 of its 9.875% Junior Subordinated Debentures (the "Junior Subordinated Debentures") due December 18, 2031. The Holding Company then invested $15,000,000 as a capital contribution in the Bank. The sole asset of the Trust, the obligor on the Capital Securities, is the Junior Subordinated Debentures.

For a further discussion of all the debentures, including conversion prices and redemption premiums, see note 7 and note 9 to the consolidated financial statements.

Employees

At December 31, 2001, the Company employed 53 full-time equivalent employees. The employees are not covered by a collective bargaining agreement and the Company believes its employee relations are good.

Federal and State Taxation

The Company and its subsidiaries file a consolidated federal income tax return and combined state and city income tax returns in New York. The Company also files a state income tax return in New Jersey and a franchise tax return in Delaware. The Bank also files a state income tax return in Florida. Intervest Corporation of New York files state income tax returns in various states. All the returns are filed on a calendar year basis.

Consolidated returns have the effect of eliminating intercompany distributions, including dividends, from the computation of consolidated taxable income for the taxable year in which the distributions occur. In accordance with an income tax sharing agreement, income tax charges or credits are, for financial reporting purposes, allocated to the Holding Company and its subsidiaries on the basis of their respective taxable income or taxable loss included in the consolidated income tax return.

Banks and bank holding companies are subject to federal and state income taxes in the same manner as other corporations. Florida taxes banks under the same provisions as other corporations, while New York State and New York City taxable income is calculated under applicable sections of the Internal Revenue Code of 1986, as amended (the "Code"), with some modifications required by state law.

Although the Bank's federal income tax liability is determined under provisions of the Code, which is applicable to all taxpayers, Sections 581 through 597 of the Code apply specifically to financial institutions. The two primary areas in which the treatment of financial institutions differs from the treatment of other corporations under the Code are in the areas of bond gains and losses and bad debt deductions. Bond gains and losses generated from the sale or exchange of portfolio instruments are generally treated for financial institutions as ordinary gains and losses as opposed to capital gains and losses for other corporations, as the Code considers bond portfolios held by banks to be inventory in a trade or business rather than capital assets. Banks are allowed a statutory method for calculating a reserve for bad debt deductions. Based on its asset size, a bank is permitted to maintain a bad debt reserve calculated on an experience method, based on chargeoffs and recoveries for the current and preceding five years, or a "grandfathered" base year reserve, if larger.

Investment in Subsidiaries

($ in thousands)	At December 31, 2001			Subsidiaries Earnings for the Year Ended December 31,		
Subsidiary	% of Voting Stock	Total Investment	Equity in Underlying Net Assets	2001	2000	1999
Intervest National Bank	100%	$46,749	$46,749	$3,404	$2,619	$1,135
Intervest Corporation of New York	100%	$ 9,847	$ 9,847	$ 577	$ 129	$ 572
Intervest Statutory Trust I	100%	$ 464	$ 464	$ -	$ -	$ -

Effective December 2001, the Bank began paying a monthly dividend of $125,000 to the Holding Company in order to provide funds for the debt service on the Capital Securities (the proceeds of which were contributed to the Bank as capital). In 2000, Intervest Corporation of New York paid a $3,000,000 dividend to the Holding Company, which was reinvested in the Bank as a capital contribution.

Supervision and Regulation

Bank holding companies and banks are extensively regulated under both federal and state laws and regulations that are intended to protect depositors. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and prospects of the Holding Company and its subsidiaries.

Bank Holding Company Regulation

As a bank holding company registered under the Bank Holding Company Act of 1956 (BHCA), the Holding Company is subject to the regulation and supervision of the FRB. The Holding Company is required to file with the FRB periodic reports and other information regarding its business operations and those of its subsidiaries. Under the BHCA, the Holding Company's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the FRB determines to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

As a bank holding company, the Holding Company is required to obtain the prior approval of the FRB before acquiring direct or indirect ownership or control of more than 5% of the voting shares of a bank or bank holding company. The FRB will not approve any acquisition, merger or consolidation that would have a substantial anti-competitive result, unless the anti-competitive effects of the proposed transaction are outweighed by a greater public interest in meeting the needs and convenience of the public. The FRB also considers managerial, capital and other financial factors in acting on acquisition or merger applications. A bank holding company may not engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in any non-banking activity, unless such activity has been determined by the FRB to be closely related to banking or managing banks. The FRB has identified by regulation various non-banking activities in which a bank holding company may engage with notice to, or prior approval by, the FRB.

The FRB monitors the capital adequacy of bank holding companies and uses risk-based capital adequacy guidelines to evaluate bank holding companies on a consolidated basis. The guidelines require a ratio of Tier 1 or Core Capital, as defined in the guidelines, to total risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. At December 31, 2001, the Company's consolidated ratio of total capital to risk-weighted assets was 14.11% and its risk-based Tier 1 capital ratio was 12.89%. At December 31, 2000, the Company's consolidated ratio of total capital to risk-weighted assets was 12.63% and its risk-based Tier 1 capital ratio was 11.72%. The guidelines also require a ratio of Tier 1 capital to adjusted total average assets of not less than 3%. The Company's consolidated leverage ratio at December 31, 2001 and 2000, was 10.67% and 8.75%, respectively.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating.

Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The FRB guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the FRB provide that concentration of credit risk and certain risk arising from nontraditional activities, as well as an institution's ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization's overall capital adequacy.

The FRB and the other federal banking agencies have adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the agency's determination of a banking institution's capital adequacy. The amendments require such institutions to effectively measure and monitor their interest rate risk and to maintain capital adequate for that risk.

Bank Regulation

The Bank is a nationally chartered banking corporation subject to supervision, examination and regulation of the FRB, FDIC and OCC. These regulators have the power to: enjoin "unsafe or unsound practices;" require affirmative action to correct any conditions resulting from any violation or practice; issue an administrative order that can be judicially enforced; direct an increase in capital; restrict the growth of a bank; assess civil monetary penalties; and remove officers and directors.

The operations of the Bank are subject to numerous statutes and regulations. Such statutes and regulations relate to required reserves against deposits, investments, loans, mergers and consolidations, issuance of securities, payment of dividends, establishment of branches, and other aspects of the Bank's operations. Various consumer laws and regulations also affect the operations of the Bank, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit, and fair credit reporting.

The Bank is subject to Sections 23A and 23B of the Federal Reserve Act, which governs certain transactions, such as loans, extensions of credit, investments and purchases of assets between member banks and their affiliates, including their parent holding companies. These restrictions limit the transfer of funds to the Holding Company in the form of loans, extensions of credit, investment or purchases of assets ("Transfers"), and they require that the Bank's transactions with the Holding Company be on terms no less favorable to the Bank than comparable transactions between the Bank and unrelated third parties. Transfers by the Bank to the Holding Company are limited in amount to 10% of the Bank's capital and surplus, and transfers to all affiliates are limited in the aggregate to 20% of the Bank's capital and surplus. Furthermore, such loans and extensions of credit are also subject to various collateral requirements. These regulations and restrictions may limit the Holding Company's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions, and the payment of dividends, interest and operating expenses.

The Bank is prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the Bank may not generally require a customer to obtain other services from the Bank or the Holding Company, and may not require the customer to promise not to obtain other services from a competitor as a condition to an extension of credit. The Bank is also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than those prevailing at the time for, comparable transactions with persons not covered above and who are not employees and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. In addition, extensions of credit to such persons beyond limits set by FRB regulations must be approved by the Board of Directors. The Bank is also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank or the imposition of a cease and desist order.

Applicable law provides the federal banking agencies with broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of those powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Under federal regulations, a bank is considered "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater, (ii) a Tier 1 risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater and (iv) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" bank is defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier 1 risk-based capital ratio of 4% or greater, and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMELS rating of 1). A bank is considered (a) "undercapitalized " if it has (i) a total risk-based capital ratio of less than 8%, (ii) a Tier 1 risk-based capitalized ratio of less than 4%, or (iii) a leverage ratio of less than 4% (or 3% in the case of a bank with a composite CAMELS rating of 1); (b) "significantly undercapitalized" if a bank has (i) a total risk-based capital ratio of less than 6%, (ii) a Tier 1 risk-based capital ratio of less than 3% or (iii) a leverage ratio of less than 3%, and (c) "critically undercapitalized" if a bank has a ratio of tangible equity to total assets equal to or less than 2%. At December 31, 2001 and 2000, the Bank met the definition of a well-capitalized institution.

The deposits of the Bank are insured by the FDIC through the Bank Insurance Fund (the "BIF") to the extent provided by law. Under the FDIC's risk-based insurance system, BIF-insured institutions are currently assessed premiums of between zero and $0.27 per $100 of eligible deposits, depending upon the institutions capital position and other supervisory factors. Legislation also provides for assessments against BIF insured institutions that will be used to pay certain financing corporation ("FICO") obligations. In addition to any BIF insurance assessments, BIF-insured banks are expected to make payments for the FICO obligations currently equal to an estimated $0.0182 per $100 of eligible deposits each year. The assessment is determined quarterly.

Regulations promulgated by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("1991 Banking Law") place limitations on the ability of certain insured depository institutions to accept, renew or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other depository institutions having the same type of charter in such depository institutions normal market area. Under these regulations, well-capitalized institutions may accept, renew or rollover such deposits without restriction, while adequately capitalized institutions may accept, renew or rollover such deposits with a waiver from the FDIC (subject to certain restrictions on payment of rates). Undercapitalized institutions may not accept, renew or rollover such deposits.

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of Default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. The Federal Community Reinvestment Act of 1977 ("CRA"), among other things, allows regulators to withhold approval of an acquisition or the establishment of a branch unless the applicant has performed satisfactorily under the CRA. Satisfactory performance means adequately meeting the credit needs of the communities the institution serves, including low and moderate income areas. The applicable federal regulators now regularly conduct CRA examinations to assess the performance of financial institutions. The Bank has received a "satisfactory" rating in its most recent CRA examination.

The federal regulators have adopted regulations and examination procedures promoting the safety and soundness of individual institutions by specifically addressing, among other things: (i) internal controls; information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate exposure; (v) asset growth; (vi) ratio of classified assets to capital; (vii) minimum earnings; and (viii) compensation and benefits standards for management officials.

The FRB, OCC and other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, and impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Holding Company or its banking subsidiary, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially civil monetary penalties.

Interstate Banking and Other Recent Legislation

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 facilitates the interstate expansion and consolidation of banking organizations by permitting bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state. The Act also permits interstate mergers of banks, with some limitations and the establishment of new branches on an interstate basis provided that such action is authorized by the law of the host state. The Gramm-Leach-Bliley Act of 1999 permits banks, securities firms and insurance companies to affiliate under a common holding company structure. In addition to allowing new forms of financial services combinations, this Act clarifies how financial services conglomerates will be regulated by the different federal and state regulators. Additional legislative and regulatory proposals have been made and others can be expected. These include proposals designed to improve the overall the financial stability of the United States banking system, and to provide for other changes in the bank regulatory structure, including proposals to reduce regulatory burdens on banking organizations and to expand the nature of products and services banks and bank holding companies may offer. It is not possible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what their effect will be on the Company.

Monetary Policy and Economic Control

The commercial banking business in which the Company engages is affected not only by general economic conditions, but also by the monetary policies of the FRB. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the FRB. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The monetary policies of these agencies are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of the Company cannot be predicted.

Item 2. Description of Properties

The office of the Holding Company and Intervest Corporation of New York is located in leased premises (of approximately 4,000 sq. ft.) on the tenth floor of 10 Rockefeller Plaza, New York, N.Y, 10020. The lease expires in September 2004.

The Bank's headquarters and banking office is located in leased premises on the third floor of One Rockefeller Plaza, New York, N.Y, 10020. The office consists of approximately 7,000 sq. ft. and has been leased through May 2008. The Bank's principal office in Florida is located at 625 Court Street, Clearwater, Florida, 33756. In addition, the Bank operates an additional four branch offices; three of which are in Clearwater, Florida, at 1875 Belcher Road North, 2175 Nursery Road and 2575 Ulmerton Road, and one is at 6750 Gulfport Blvd, South Pasadena, Florida. With the exception of the Belcher Road office, which is leased through June 2007, the Bank owns all its offices in Florida.

The Bank's office at 625 Court Street consists of a two-story building containing approximately 22,000 sq. ft. The Bank occupies the ground floor (approximately 8,500 sq. ft.) and leases the 2nd floor to a single commercial tenant. The branch office at 1875 Belcher Road is a two-story building in which the Bank leases approximately 5,100 sq. ft. on the ground floor. The branch office at 2175 Nursery Road is a one-story building containing approximately 2,700 sq. ft., which is entirely occupied by the Bank. The branch office at 2575 Ulmerton Road is a three-story building containing approximately 17,000 sq. ft. The Bank occupies the ground floor (approximately 2,500 sq. ft.) and leases the upper floors to commercial tenants. The branch office at 6750 Gulfport Blvd. is a one-story building containing approximately 2,800 sq. ft., which is entirely occupied by the Bank. In addition, each of the Bank's Florida offices include drive-through teller facilities. The Bank also owns a two-story building located on property contiguous to its Court Street office in Florida. The building contains approximately 12,000 sq. ft. and is leased to commercial tenants.

Item 3. Legal Proceedings

The Company is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of mortgage loans, and other issues incident to the Company's business. Management does not believe that there is any pending or threatened proceeding against the Company, which, if determined adversely, would have a material effect on the business, results of operations, or financial position of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of the fiscal year ended December 31, 2001, to a vote of security holders of the Company, through the solicitation of proxies or otherwise.

Item 4A. Executive Officers and Other Key Employees

Jerome Dansker, age 83, serves as Chairman of the Board of Directors and Executive Vice President of Intervest Bancshares Corporation. He has served as Executive Vice President since 1994 and as Chairman of the Board since 1996. Mr. Dansker received a Bachelor of Science degree from the New York University School of Commerce, Accounts and Finance, a Law degree from the New York University School of Law, and is admitted to practice as an attorney in the State of New York. Mr. Dansker also serves as Chairman of the Board of Directors and Chairman of the Loan Committee of Intervest National Bank. He is also Chairman of the Board of Directors and Executive Vice President of Intervest Corporation of New York.

Lowell S. Dansker, age 51, serves as a Director, President and Treasurer of Intervest Bancshares Corporation and has served in that capacity since 1993. Mr. Dansker received a Bachelor of Science in Business Administration from Babson College, a Law degree from the University of Akron School of Law, and is admitted to practice as an attorney in New York, Ohio, Florida and the District of Columbia. Mr. Dansker also serves as Chief Executive Officer, Director and a member of the Loan Committee of Intervest National Bank. He is also a Director, President and Treasurer of Intervest Corporation of New York.

Lawrence G. Bergman, age 57, serves as a Director, Vice President and Secretary of Intervest Bancshares Corporation and has served in that capacity since 1993. Mr. Bergman received a Bachelor of Science degree and a Master of Engineering (Electrical) degree from Cornell University and a Master of Science in Engineering and a Ph.D. degree from The Johns Hopkins University. Mr. Bergman also serves as a Director and a member of the Loan Committee of Intervest National Bank. He is also a Director, Vice-President and Secretary of Intervest Corporation of New York.

Keith A. Olsen, age 48, serves as President of the Florida Division and Director of Intervest National Bank and has served in such capacity since July 2001. Prior to that, Mr. Olsen was the President of Intervest Bank from 1994 until it merged into Intervest National Bank in July 2001. Prior to that, he was Senior Vice President of Intervest Bank since 1991. Mr. Olsen received an Associates degree from St. Petersburg Junior College and a Bachelors degree in Business Administration and Finance from the University of Florida, Gainesville. He is also a graduate of the Florida School of Banking of the University of Florida, Gainesville, the National School of Real Estate Finance of Ohio State University and the Graduate School of Banking of the South of Louisiana State University. Mr. Olsen has been in banking for more than 15 years and has served as a senior bank officer for more than 10 years.

Raymond C. Sullivan, age 55, serves as President and Director of Intervest National Bank and has served in that capacity since April 1999. Prior to that, Mr. Sullivan was an employee of Intervest Bancshares Corporation from March 1998 to March 1999. Mr. Sullivan received an MBA degree from Fordham University, an M.S. degree from City College of New York and a B.A. degree from St. Francis College. Mr. Sullivan also has a Certificate in Advanced Graduate Study in Accounting from Pace University and is a graduate of the National School of Finance and Management. Mr. Sullivan has over 27 years of banking experience. Prior to joining the Company, Mr. Sullivan was the Operations Manager of the New York Agency Office of Banco Mercantile, C.A. from 1994 to 1997, a Senior Associate at LoBue Associates, Inc. from 1992 to 1993, and an Executive Vice President, Chief Operations Officer and Director of Central Federal Savings Bank from 1985 to 1992.

John J. Arvonio, age 39, serves as Senior Vice President, Chief Financial Officer and Secretary of Intervest National Bank and has served in such capacity since September 2000. Prior to that, Mr. Arvonio served as Vice President, Controller and Secretary of Intervest National Bank since April 1999. Prior to that, Mr. Arvonio was an employee of Intervest Bancshares Corporation from April 1998 to March 1999. Mr. Arvonio received a B.B.A. degree from Iona College and is a Certified Public Accountant. Mr. Arvonio has over 13 years of banking experience. Prior to joining the Company, Mr. Arvonio served as Second Vice President, Technical Advisor and Assistant Controller for The Greater New York Savings Bank from 1992 to 1997. Prior to that, Mr. Arvonio was a Manager of Financial Reporting for the Leasing and Investment Banking Divisions of Citibank.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

Market for Securities

The Holding Company's Class A common stock is traded over the counter and quoted on the NASDAQ SmallCap Market under the symbol: IBCA. At December 31, 2001, there were 3,544,629 and 355,000 shares of Class A and Class B common stock outstanding, respectively. There were approximately 700 holders of record of the Class A common stock, which includes persons or entities that hold their stock in nominee form or in street name through various brokerage firms. At December 31, 2001, there were four holders of record of Class B common stock. There is no public-trading market for the Class B common stock.

The high and low sales prices listed below represent actual sales transactions as reported by the NASDAQ for the Class A common stock by calendar quarter for 2001 and 2000 are as follows:

	2001		2000	
	High	Low	High	Low
First quarter	$ 6.50	$ 3.75	$ 7.00	$ 5.50
Second quarter	$ 7.28	$ 5.30	$ 8.00	$ 4.75
Third quarter	$ 7.75	$ 5.25	$ 7.00	$ 4.75
Fourth quarter	$ 8.65	$ 6.25	$ 5.50	$ 3.38

Dividends

Class A and Class B common stockholders are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available for such purposes. The Holding Company has not paid any dividends on its capital stock and currently is not contemplating the payment of a dividend.

The Holding Company's ability to pay dividends is generally limited to earnings from the prior year, although retained earnings and dividends from its subsidiaries may also be used to pay dividends under certain circumstances. The primary source of funds for dividends payable by the Holding Company to its shareholders is the dividends received from its subsidiaries. The payment of dividends by a subsidiary to the Holding Company is determined by the subsidiary's Board of Directors and is dependent upon a number of factors, including the subsidiary's capital requirements, regulatory limitations, results of operations and financial condition.

There are also various legal limitations with respect to the Bank's financing or otherwise supplying funds to the Holding Company. In particular, under federal banking law, the Bank may not declare a dividend that exceeds undivided profits. In addition, the approval of the FRB and OCC is required if the total amount of all dividends declared in any calendar year exceeds the Bank's net profits for that year, combined with its retained net profits for the preceding two years. The FRB also has the authority to limit further the payment of dividends by the Bank under certain circumstances. In addition, federal banking laws prohibit or restrict the Bank from extending credit to the Holding Company under certain circumstances. The FRB and OCC have established certain financial and capital requirements that affect the ability of banks to pay dividends and also have the general authority to prohibit banks from engaging in unsafe or unsound practices in conducting business. Depending upon the financial condition of the Bank, the payment of cash dividends could be deemed to constitute such an unsafe or unsound practice.

Under FRB policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support each such bank. Consistent with this policy, the FRB has stated that, as a matter of prudent banking, a bank holding company generally should not pay cash dividends unless the available net earnings of the bank holding company is sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with a holding company's capital needs, asset quality and overall financial condition.

Item 6. Selected Consolidated Financial and Other Data

($ in thousands, except per share amounts)	At or For The Year Ended December 31, 2001	2000	1999	1998	1997
Financial Condition Data:					
Total assets	$512,622	$416,927	$340,481	$300,080	$245,262
Cash and cash equivalents	24,409	42,938	32,095	40,977	24,043
Securities available for sale	6,192	74,789	-	-	-
Securities held to maturity, net	99,157	20,970	83,132	82,338	58,821
Loans receivable, net	368,526	266,326	212,937	164,986	150,832
Deposits	362,437	300,241	201,080	170,420	130,412
Federal funds purchased	-	-	6,955	-	-
Debentures and related accrued interest payable	99,910	72,813	92,422	93,090	82,966
Stockholders' equity	40,395	36,228	33,604	31,112	28,142
Nonaccrual loans	1,243	-	-	-	-
Allowance for loan loss reserves	3,380	2,768	2,493	1,662	1,173
Loan chargeoffs	-	-	-	-	-
Loan recoveries	-	-	1	10	10
Operations Data:					
Interest and dividend income	$ 35,462	$ 31,908	$ 25,501	$ 24,647	$ 19,807
Interest expense	24,714	23,325	18,419	17,669	15,008
Net interest and dividend income	10,748	8,583	7,082	6,978	4,799
Provision for loan loss reserves	612	275	830	479	352
Net interest and dividend income after provision for loan loss reserves	10,136	8,308	6,252	6,499	4,447
Noninterest income	1,655	983	900	700	382
Noninterest expenses	5,303	4,568	4,059	3,077	2,679
Earnings before income taxes, extraordinary item and change in accounting principle	6,488	4,723	3,093	4,122	2,150
Provision for income taxes	2,710	1,909	1,198	1,740	860
Earnings before extraordinary item and change in accounting principle	3,778	2,814	1,895	2,382	1,290
Extraordinary item, net of tax (1)	-	(206)	-	-	-
Cumulative effect of accounting change, net of tax (2)	-	-	(128)	-	-
Net earnings	$ 3,778	$ 2,608	$ 1,767	$ 2,382	$ 1,290
Per Share Data:					
Basic earnings per share	$ 0.97	$ 0.67	$ 0.47	$ 0.64	$ 0.44
Diluted earnings per share	0.97	0.67	0.44	0.54	0.39
Common book value per share	10.36	9.29	8.76	8.33	7.66
Dividends per share	-	-	-	-	-
Other Data and Ratios:					
Common shares outstanding	3,899,629	3,899,629	3,836,879	3,734,515	3,674,415
Average common shares used to calculate:					
Basic earnings per share	3,899,629	3,884,560	3,760,293	3,707,113	2,962,292
Diluted earnings per share	3,899,629	3,884,560	4,020,118	4,723,516	3,322,459
Adjusted net earnings for diluted earnings per share	$3,778	$2,608	$1,767	$2,554	$1,290
Full-service banking offices	6	6	6	5	5
Return on average assets	0.85%	0.69%	0.57%	0.87%	0.59%
Return on average equity	9.94%	7.48%	5.48%	8.05%	6.00%
Loans, net of unearned income to deposits	101.7%	88.70%	105.90%	96.81%	115.66%
Allowance for loan losses to total net loans	0.92%	1.04%	1.17%	1.01%	0.78%
Average stockholders' equity to average total assets	8.50%	9.18%	10.37%	10.82%	9.86%
Stockholders' equity to total assets	7.88%	8.69%	9.87%	10.37%	11.47%

(1) Represents a charge, net of taxes, from the early retirement of debentures.

(2) Represents a charge, net of taxes, from the adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Management's discussion and analysis of financial condition and results of operations that follows should be read in conjunction with the Consolidated Financial Statements and Notes included in this report on Form 10-K.

Intervest Bancshares Corporation has three wholly owned subsidiaries - Intervest National Bank, Intervest Corporation of New York and Intervest Statutory Trust I (hereafter referred to collectively as the "Company" on a consolidated basis). Intervest Bancshares Corporation and Intervest National Bank may be referred to as the "Holding Company" and the "Bank," respectively.

The Holding Company's primary business is the operation of its subsidiaries. It does not engage in any other substantial business activities other than a limited amount of real estate mortgage lending. The Holding Company also sells debentures to raise funds for working capital purposes.

Intervest National Bank is a nationally chartered, full-service commercial bank that opened for business on April 1, 1999. On July 20, 2001, Intervest Bank (the Holding Company's other wholly owned banking subsidiary prior to this date) merged into Intervest National Bank. Intervest Bank was a Florida state chartered commercial bank. The merger was accounted for at historical cost similar to the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets, liabilities, shareholders' equity, income and expenses of both banks are combined and recorded at their historical cost amounts. Intervest National Bank has its headquarters and full-service banking office in Rockefeller Center, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida. The Bank conducts a personalized commercial and consumer banking business, which consists of attracting deposits from the areas served by its banking offices. It also provides internet banking services through its web site: www.intervestnatbank.com, which can attract deposit customers from outside its primary market areas. The deposits, together with funds derived from other sources, are used to originate a variety of real estate, commercial and consumer loans and to purchase investment securities. The Bank emphasizes multifamily and commercial real estate lending.

Intervest Corporation of New York is also located in Rockefeller Center in New York City and is in the business of originating and acquiring commercial and multifamily loans. On March 10, 2000, the Holding Company acquired all the outstanding capital stock of Intervest Corporation of New York in exchange for 1,250,000 shares of the Holding Company's Class A common stock. As a result of the acquisition, Intervest Corporation of New York became a wholly owned subsidiary of the Holding Company. Former shareholders of Intervest Corporation of New York are officers and directors of both the Holding Company and Intervest Corporation of New York. The acquisition was also accounted for at historical cost similar to the pooling-of-interests method of accounting.

Intervest Statutory Trust I was formed in December 2001 in connection with the issuance of $15,000,000 of Capital Securities. See the section entitled "Debentures Payable and Accrued Interest Payable on Debentures" for further discussion.

The Company's profitability depends primarily on net interest income, which is the difference between interest income generated from its interest-earning assets less the interest expense incurred on its interest-bearing liabilities. Net interest income is dependent upon the interest-rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows and loan demand.

The Company's profitability is also affected by the level of its noninterest income and expenses, the provision for loan loss reserves, and its effective income tax rate. Noninterest income consists primarily of loan and other banking fees. Noninterest expense consists of compensation and benefits, occupancy and equipment related expenses, data processing expenses, advertising expense, deposit insurance premiums and other operating expenses. The Company's profitability is also significantly affected by general economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authorities.

Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000.

General

Consolidated net earnings for the full year 2001 increased 45% to $3,778,000, or $0.97 per fully diluted share, from $2,608,000, or $0.67 per fully diluted share, for 2000. Net earnings for 2001 represent the highest level of earnings reported by the Company since its inception in 1993. The growth was due to an increase of $2,165,000 in net interest and dividend income and an increase of $672,000 in noninterest income. These items were partially offset by an $801,000 increase in the provision for income taxes, a $735,000 increase in noninterest expense, and a $337,000 increase in the provision for loan losses. Results for 2000 included an extraordinary charge, net of taxes, of $206,000, in connection with the early retirement of various debentures.

Selected information regarding results of operations for the Holding Company and its subsidiaries for 2001 follows:

($ in thousands)	Holding Company (1)	Intervest National Bank	Intervest Corporation of New York	Inter-company Balances	Consolidated
Interest and dividend income	$ 818	$27,126	$7,624	$(106)	$35,462
Interest expense	1,124	17,185	6,511	(106)	24,714
Net interest and dividend (expense) income	(306)	9,941	1,113	-	10,748
Provision for loan loss reserves	19	575	18	-	612
Noninterest income	176	925	1,152	(598)	1,655
Noninterest expenses	226	4,500	1,175	(598)	5,303
(Loss) earnings before taxes	(375)	5,791	1,072	-	6,488
(Credit) provision for income taxes	(172)	2,387	495	-	2,710
Net (loss) earnings	$(203)	$ 3,404	$ 577	$ -	$ 3,778

(1) Includes the net activity of Intervest Statutory Trust I.

Net Interest and Dividend Income

Net interest and dividend income is the Company's primary source of earnings and is influenced primarily by the amount, distribution and repricing characteristics of its interest-earning assets and interest-bearing liabilities as well as by the relative levels and movements of interest rates.

Net interest and dividend income increased to $10,748,000 in 2001, from $8,583,000 in 2000. The improvement was attributable to growth in the Company's balance sheet and a higher net interest margin. The average loan portfolio increased by $64,207,000 during 2001, funded by a similar increase in average deposits. The net interest margin increased to 2.47% in 2001, from 2.34% in 2000 due to the Company's cost of funds decreasing at a faster pace than the yield on its interest-earning assets.

The Company's yield on interest-earning assets decreased 53 basis points to 8.15% in 2001 due to the steady decline in market interest rates resulting from the Federal Reserve Board decreasing the federal funds target rate on 11 occasions during 2001 for a total of 475 basis points. The lower rate environment resulted in originations of new loans with lower rates than the average yield of the loan portfolio in 2000, prepayments of higher-yielding loans, early calls of security investments by the issuers with the resulting proceeds being invested in lower yielding securities, and lower rates earned on overnight and short-term investments.

The Company's cost of funds decreased 77 basis points to 6.27% in 2001 also due to the lower rate environment, which resulted in lower rates paid on deposit accounts and variable-rate debentures indexed to the prime rate.

The following table provides information on average assets, liabilities and stockholders' equity; yields earned on interest-earning assets; and rates paid on interest-bearing liabilities for 2001 and 2000. The yields and rates shown are based on a computation of income/expense (including any related fee income or expense) for each year divided by average interest-earning assets/interest-bearing liabilities during each year. Average balances are derived mainly from daily balances. Net interest margin is computed by dividing net interest and dividend income by the average of total interest-earning assets during each year.

($ in thousands)	For the Year Ended December 31, 2001 Average Balance	Interest Inc./Exp.	Yield/ Rate	2000 Average Balance	Interest Inc./Exp.	Yield/ Rate
Assets						
Interest-earning assets:						
Loans	$315,148	$30,187	9.58%	$250,941	$24,923	9.93%
Securities	75,117	3,423	4.56	101,532	6,056	5.96
Other interest-earning assets	44,848	1,852	4.13	14,925	929	6.22
Total interest-earning assets	435,113	$35,462	8.15%	367,398	$31,908	8.68%
Noninterest-earning assets	11,973			12,257		
Total assets	$447,086			$379,655		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Interest checking deposits	$ 8,089	$ 238	2.94%	$ 7,611	$ 232	3.05%
Savings deposits	19,629	778	3.96	17,070	897	5.25
Money market deposits	65,581	2,640	4.03	52,182	2,832	5.43
Certificates of deposit	222,743	13,423	6.03	175,552	10,892	6.20
Total deposit accounts	316,042	17,079	5.40	252,415	14,853	5.88
Federal funds purchased	-	-	-	2,544	150	5.90
Debentures and accrued interest payable	78,257	7,635	9.76	76,546	8,322	10.87
Total interest-bearing liabilities	394,299	$24,714	6.27%	331,505	$23,325	7.04%
Noninterest-bearing deposits	6,338			5,696		
Noninterest-bearing liabilities	8,460			7,599		
Stockholders' equity	37,989			34,855		
Total liabilities and stockholders' equity	$447,086			$379,655		
Net interest and dividend income/spread		$ 10,748	1.88%		$ 8,583	1.64%
Net interest-earning assets/margin	$ 40,814		2.47%	$ 35,893		2.34%
Ratio of total interest-earning assets to total interest-bearing liabilities	1.10x			1.11x		

The following table provides information regarding changes in interest and dividend income and interest expense. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

($ in thousands)	For the Year Ended December 31, 2001 vs. 2000 Increase (Decrease) Due To Change In: Rate	Volume	Rate/Volume	Total
Interest-earning assets:				
Loans	$ (886)	$ 6,377	$(227)	$ 5,264
Securities	(1,429)	(1,576)	372	(2,633)
Other interest-earning assets	(313)	1,863	(627)	923
Total interest-earning assets	(2,628)	6,664	(482)	3,554
Interest-bearing liabilities:				
Interest checking deposits	(8)	15	(1)	6
Savings deposits	(220)	134	(33)	(119)
Money market deposits	(731)	727	(188)	(192)
Certificates of deposit	(313)	2,928	(84)	2,531
Total deposit accounts	(1,272)	3,804	(306)	2,226
Federal funds purchased	(150)	(150)	150	(150)
Debentures and accrued interest payable	(854)	186	(19)	(687)
Total interest-bearing liabilities	(2,276)	3,840	(175)	1,389
Net change in interest and dividend income	$ (352)	$ 2,824	$(307)	$ 2,165

Provision for Loan Loss Reserves

The provision for loan loss reserves is based on management's ongoing assessment of the adequacy of the allowance for loan loss reserves, which takes into consideration a number of factors, including the level of outstanding loans. See the section "Comparison of Financial Condition at December 31, 2001 and 2000," for a discussion of these factors. The provision amounted to $612,000 in 2001, compared to $275,000 in 2000. The increase was primarily due to the growth in the loan portfolio.

Noninterest Income

Noninterest income, which is comprised mainly of fees from customer service charges and income from mortgage lending activities, increased to $1,655,000 in 2001, from $983,000 in 2000. The increase was due to a higher level of income ($631,000) from the early repayment of loans, which consists of the recognition of unearned fees and discounts associated with such loans and the receipt of prepayment penalties in certain cases. The number of instances of prepayment of mortgage loans tends to increase during periods of declining interest rates and tends to decrease during periods of increasing interest rates, although the amount and timing of prepayments, if any, cannot be predicted. Many of the Company's mortgage loans include prepayment provisions, and others prohibit prepayment of indebtedness entirely.

Noninterest Expenses

Noninterest expenses increased to $5,303,000 in 2001, from $4,568,000 in 2000. Expenses for the 2001 period include approximately $150,000 of nonrecurring expenses associated with the merger of Intervest Bank into Intervest National Bank. Expenses for the 2000 period include approximately $210,000 of nonrecurring expenses (consisting of $51,000 of attorney fees, consulting fees and printing costs, and $159,000 of stock compensation) associated with the acquisition of Intervest Corporation of New York.

Absent the aforementioned expenses, noninterest expenses totaled $5,153,000 in 2001, compared to $4,358,000 in 2000. The increase was due to a $382,000 increase in compensation and benefits (of which $254,000 was the result of salary increases, additional staff and increased benefit expenses, and the remainder due to a lower amount of SFAS No. 91 deferred origination costs), a $212,000 increase in data processing expenses (due to Intervest National Bank's growth in assets) and a $87,000 increase in occupancy expenses (due to higher taxes and other charges), and a $145,000 increase in all other noninterest expenses (primarily due to $40,000 of higher FDIC insurance premiums and increases in general insurance, telephone and director expenses aggregating $47,000). These increases were partially offset by lower advertising expenses and professional fees aggregating $28,000.

Provision for Income Taxes

The provision for income taxes increased to $2,710,000 in 2001, from $1,909,000 in 2000, largely due to higher pre-tax earnings. The Company's effective tax rate (inclusive of state and local taxes) amounted to 41.8% in 2001, compared to 40.4% in 2000. The increase in the effective tax rate was primarily due to higher earnings generated from the Company's New York operations, which is taxed at a higher rate than Florida.

Extraordinary Item

In 2000, Intervest Corporation of New York redeemed debentures totaling $24,000,000 in principal prior to maturity for the outstanding principal amount plus accrued interest aggregating $3,970,000. In connection with these redemptions, $382,000 of unamortized deferred debenture offering costs was charged to expense and reported as an extraordinary charge, net of a tax benefit of $176,000, in the consolidated statement of earnings for the year ended December 31, 2000.

Comparison of Results of Operations for the Years Ended December 31, 2000 and 1999.

General

Consolidated net earnings for 2000 increased to $2,608,000, or $0.67 per fully diluted share, from $1,767,000, or $0.44 per fully diluted share in 1999, or a 48% year-to-year increase. The growth in earnings was primarily due to a $1,501,000 increase in net interest and dividend income and a $555,000 decrease in the provision for loan loss reserves. These items were partially offset by a $711,000 increase in the provision for income taxes, an increase in operating expenses of $299,000 resulting largely from a full year of operations of the Bank's New York office (which opened on April 1, 1999), and approximately $210,000 of nonrecurring expenses associated with the acquisition of Intervest Corporation of New York in March of 2000.

Selected information regarding results of operations for the Holding Company and its subsidiaries for 2000 follows:

($ in thousands)	Holding Company	Intervest National Bank	Intervest Corporation of New York	Inter-company Balances	Consolidated
Interest and dividend income	$ 672	$22,982	$8,519	$(265)	$31,908
Interest expense	686	15,268	7,636	(265)	23,325
Net interest and dividend (expense) income	(14)	7,714	883	-	8,583
Provision for loan loss reserves	17	258	-	-	275
Noninterest income	165	479	563	(224)	983
Noninterest expenses	405	3,564	823	(224)	4,568
(Loss) earnings before taxes and extraordinary item	(271)	4,371	623	-	4,723
(Credit) provision for income taxes	(131)	1,752	288	-	1,909
Extraordinary item, net of tax	-	-	(206)	-	(206)
Net (loss) earnings	$(140)	$ 2,619	$ 129	$ -	$ 2,608

Net Interest and Dividend Income

Net interest and dividend income is the Company's primary source of earnings and is influenced primarily by the amount, distribution and repricing characteristics of its interest-earning assets and interest-bearing liabilities as well as by the relative levels and movements of interest rates. Net interest and dividend income increased to $8,583,000 in 2000, from $7,082,000 in 1999. The improvement was attributable to a $74,961,000 increase in the average loan portfolio, partially offset by a decline in the Company's interest rate spread from 1.69% to 1.64%. The growth in the loan portfolio was funded primarily by a $78,008,000 increase in average deposits.

The Company's cost of funds increased 16 basis points to 7.04% in 2000 due to the rising interest rate environment, as evidenced by the Federal Reserve Board increasing the federal funds target rate on six occasions between June 1999 and June 2000, for a total of 175 basis points. This resulted in higher rates paid for deposit accounts and floating-rate debentures, as well as an increase in depositors' preference for certificates of deposit accounts, which normally have higher rates than savings and money market accounts.

The Company's yield on earning assets in 2000 increased 11 basis point to 8.68% due to higher yields earned on investment securities and other short-term investments, partially offset by a decline in the yield on the loan portfolio. Despite the higher rate environment, the average yield on the loan portfolio declined to 9.93% from 10.68%, due to competitive lending conditions (which resulted in originations of new loans with lower rates than the average yield of the portfolio in 1999, as well as prepayments of higher-yielding loans). The effect of the preceding was partially offset by rate increases on floating-rate loans.

The following table provides information on average assets, liabilities and stockholders' equity; yields earned on interest-earning assets; and rates paid on interest-bearing liabilities for 2000 and 1999. The yields and rates shown are based on a computation of income/expense (including any related fee income or expense) for each year divided by average interest-earning assets/interest-bearing liabilities during each year. Average balances are derived mainly from daily balances. Net interest margin is computed by dividing net interest and dividend income by the average of total interest-earning assets during each year.

($ in thousands)	2000 Average Balance	2000 Interest Inc./Exp.	2000 Yield/ Rate	1999 Average Balance	1999 Interest Inc./Exp.	1999 Yield/ Rate
	For the Year Ended December 31,					
Assets						
Interest-earning assets:						
Loans	$250,941	$24,923	9.93%	$175,980	$18,794	10.68%
Securities	101,532	6,056	5.96	108,336	6,123	5.65
Other interest-earning assets	14,925	929	6.22	13,089	584	4.46
Total interest-earning assets	367,398	$31,908	8.68%	297,405	$25,501	8.57%
Noninterest-earning assets	12,257			13,610		
Total assets	$379,655			$311,015		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Interest checking deposits	$ 7,611	$ 232	3.05%	$ 7,687	$ 238	3.10%
Savings deposits	17,070	897	5.25	25,160	1,059	4.21
Money market deposits	52,182	2,832	5.43	42,078	1,882	4.47
Certificates of deposit	175,552	10,892	6.20	99,482	5,524	5.55
Total deposit accounts	252,415	14,853	5.88	174,407	8,703	4.99
Federal funds purchased	2,544	150	5.90	517	29	5.61
Debentures and accrued interest payable	76,546	8,322	10.87	92,888	9,687	10.43
Total interest-bearing liabilities	331,505	$23,325	7.04%	267,812	$18,419	6.88%
Noninterest-bearing deposits	5,696			4,436		
Noninterest-bearing liabilities	7,599			6,529		
Stockholders' equity	34,855			32,238		
Total liabilities and stockholders' equity	$379,655			$311,015		
Net interest and dividend income/spread		$ 8,583	1.64%		$ 7,082	1.69%
Net interest-earning assets/margin	$ 35,893		2.34%	$ 29,593		2.38%
Ratio of total interest-earning assets to total interest-bearing liabilities	1.11x			1.11x		

The following table provides information regarding changes in interest and dividend income and interest expense. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

($ in thousands)	Rate	Volume	Rate/Volume	Total
	For the Year Ended December 31, 2000 vs. 1999 Increase (Decrease) Due To Change In:			
Interest-earning assets:				
Loans	$ (1,320)	$8,006	$(557)	$6,129
Securities	336	(384)	(19)	(67)
Other interest-earning assets	230	82	33	345
Total interest-earning assets	(754)	7,704	(543)	6,407
Interest-bearing liabilities:				
Interest checking deposits	(4)	(2)	-	(6)
Savings deposits	262	(341)	(83)	(162)
Money market deposits	404	452	94	950
Certificates of deposit	647	4,222	499	5,368
Total deposit accounts	1,309	4,331	510	6,150
Federal funds purchased	1	114	6	121
Debentures and accrued interest payable	409	(1,704)	(70)	(1,365)
Total interest-bearing liabilities	1,719	2,741	446	4,906
Net change in interest and dividend income	$(2,473)	$4,963	$(989)	$ 1,501

Provision for Loan Loss Reserves

The provision for loan loss reserves is based on management's ongoing assessment of the adequacy of the allowance for loan loss reserves, which takes into consideration a number of factors, including the level of outstanding loans. See the section "Comparison of Financial Condition at December 31, 2001 and 2000," for a discussion of these factors. The provision amounted to $275,000 in 2000, compared to $830,000 in 1999. The 1999 provision included an initial provision of $444,000 recorded by the Bank in conjunction with approximately $42,000,000 of new loan originations generated by its New York office in 1999.

Noninterest Income

Noninterest income, which is comprised mainly of fees from customer service charges and income from mortgage lending activities, increased to $983,000 in 2000, from $900,000 in 1999. The increase was due to a higher level of income from the early repayment of loans, which consists of the recognition of unearned fees and discounts associated with such loans and the receipt of prepayment penalties in certain cases. The number of instances of prepayment of mortgage loans tends to increase during periods of declining interest rates and tends to decrease during periods of increasing interest rates, although the amount and timing of prepayments, if any cannot be predicted. Many of the Company's mortgage loans include prepayment provisions, and others prohibit prepayment of indebtedness entirely.

Noninterest Expenses

Noninterest expenses increased to $4,568,000 in 2000, from $4,059,000 in 1999. The increase was due to approximately $210,000 of nonrecurring expenses (consisting of $51,000 of attorney fees, consulting fees and printing costs, and $159,000 of stock compensation) associated with the acquisition of Intervest Corporation of New York. The remaining $299,000 increase was due to higher compensation, occupancy and equipment expenses resulting from a full year of operations of the Bank's New York office in 2000, compared to nine months of operations in 1999.

Provision for Income Taxes

The provision for income taxes increased to $1,909,000 in 2000, from $1,198,000 in 1999, due to higher pre-tax earnings. The Company's effective tax rate (inclusive of state and local taxes) amounted to 40.4% in 2000, compared to 38.7% in 1999. The increase in the effective tax rate was primarily due to higher earnings generated from the Company's New York operations, which is taxed at a higher rate than Florida.

Extraordinary Item

In 2000, Intervest Corporation of New York redeemed debentures totaling $24,000,000 in principal prior to maturity for the outstanding principal amount plus accrued interest aggregating $3,970,000. In connection with these redemptions, $382,000 of unamortized deferred debenture offering costs was charged to expense and reported as an extraordinary charge, net of a tax benefit of $176,000, in the consolidated statement of earnings for the year ended December 31, 2000.

Cumulative Effect of Change in Accounting Principle

The change in accounting principle represents the required adoption of the AICPA's Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," which applies to all companies except as provided for therein. The SOP requires that all start-up costs (except for those that are capitalizable under other generally accepted accounting principles) be expensed as incurred for financial statement purposes effective January 1, 1999. Previously, a portion of start-up costs were generally capitalized and amortized over a period of time. The adoption of this statement resulted in the immediate expensing on January 1, 1999 of $193,000 in start-up costs incurred through December 31, 1998 in connection with organizing Intervest National Bank. A deferred tax benefit of $65,000 was recorded in conjunction with this charge.

Comparison of Financial Condition at December 31, 2001 and December 31, 2000.

Overview

Total assets at December 31, 2001 increased to $512,622,000, from $416,927,000 at December 31, 2000. The increase was reflected in the growth in mortgage loans. Total liabilities at December 31, 2001 increased to $472,227,000, from $380,699,000 at December 31, 2000, due to growth in deposit accounts and an increase in debentures payable. Stockholders' equity increased to $40,395,000 at December 31, 2001, from $36,228,000 at year-end 2000, due almost entirely to earnings for 2001. Book value per common share increased to $10.36 per share at December 31, 2001, from $9.29 at December 31, 2000.

Selected balance sheet information for the Holding Company and its subsidiaries as of December 31, 2001 follows:

($ in thousands)	Holding Company	Intervest National Bank	Intervest Corporation of New York	Intervest Statutory Trust I	Inter-Company Balances	Consolidated
Cash and cash equivalents	$ 861	$ 10,134	$16,752	$ -	$ (3,338)	$ 24,409
Time deposits with banks	-	250	-	-	-	250
Securities available for sale	-	6,192	-	-	-	6,192
Securities held to maturity, net	-	99,157	-	15,464	(15,464)	99,157
Federal Reserve Bank stock	-	654	-	-	-	654
Loans receivable, net of deferred fees	9,606	296,255	62,665	-	-	368,526
Allowance for loan loss reserves	(48)	(3,314)	(18)	-	-	(3,380)
Investment in subsidiaries	57,060	-	-	-	(57,060)	-
All other assets	1,347	11,824	3,684	-	(41)	16,814
Total assets	$68,826	$421,152	$83,083	$15,464	$(75,903)	$512,622
Deposits	$ -	$365,978	$ -	$ -	$ (3,541)	$362,437
Debentures payable	25,894	-	63,000	-	(15,464)	73,430
Debentures payable - capital securities	-	-	-	15,000	-	15,000
Accrued interest payable on debentures	2,367	-	9,113	-	-	11,480
All other liabilities	170	8,425	1,123	-	162	9,880
Total liabilities	28,431	374,403	73,236	15,000	(18,843)	472,227
Stockholders' equity	40,395	46,749	9,847	464	(57,060)	40,395
Total liabilities and stockholders' equity	$68,826	$421,152	$83,083	$15,464	$(75,903)	$512,622

A comparison of the Company's consolidated balance sheet as of December 31, 2001 and 2000 follows:

	At December 31, 2001		At December 31, 2000	
($ in thousands)	Carrying Value	% of Total Assets	Carrying Value	% of Total Assets
Cash and cash equivalents	$ 24,409	4.8%	$ 42,938	10.3%
Time deposits with banks	250	0.1	-	-
Securities available for sale at estimated fair value	6,192	1.2	74,789	17.9
Securities held to maturity, net	99,157	19.3	20,970	5.0
Federal Reserve Bank stock	654	0.1	605	0.2
Loans receivable, net of deferred fees and loan loss reserves	365,146	71.2	263,558	63.2
All other assets	16,814	3.3	14,067	3.4
Total assets	$512,622	100.0%	$416,927	100.0%
Deposits	$362,437	70.7%	$300,241	72.0%
Debentures payable	73,430	14.3	64,080	15.4
Debentures payable - capital securities	15,000	2.9	-	-
Accrued interest payable on debentures	11,480	2.3	8,733	2.1
All other liabilities	9,880	1.9	7,645	1.8
Total liabilities	472,227	92.1	380,699	91.3
Stockholders' equity	40,395	7.9	36,228	8.7
Total liabilities and stockholders' equity	$512,622	100.0%	$416,927	100.0%

Cash and Cash Equivalents

Cash and cash equivalents decreased to $24,409,000 at December 31, 2001, from $42,938,000 at December 31, 2000, due to a lower level of federal funds and short-term commercial paper investments outstanding. Cash and cash equivalents include federal funds and interest-bearing and noninterest-bearing cash balances with banks, and other short-term investments that have original maturities of three months or less. These short-term investments are normally comprised of commercial paper issued by large commercial banks, certificates of deposit and U.S. government securities. The level of cash and cash equivalents fluctuates based on various factors, including liquidity needs, loan demand, deposit flows, calls of securities, repayments of borrowed funds and alternative investment opportunities.

Securities Available for Sale and Held to Maturity

The Company invests in securities after satisfying its liquidity objectives and lending commitments. The Company has historically only purchased debt securities that are issued by the U.S. government or one of its agencies [such as the Federal Home Loan Bank (FHLB), Federal Farm Credit Bank (FFCB), Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC)]. The Company's security investments have lower yields than its loan portfolio. To manage interest rate risk, the Company normally purchases securities that have adjustable rates or securities with fixed rates that have short to intermediate maturity terms. The Company does not engage in trading activities.

Securities that are held for indefinite periods of time which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates or other factors, are classified as available for sale and are carried at estimated fair value. On December 31, 2000, Intervest Bank transferred U.S. government agency securities with an estimated fair value of $74,789,000 from the held-to-maturity to the available-for-sale portfolio. Securities available for sale decreased to $6,192,000 at December 31, 2001, from $74,789,000 at December 31, 2000. The decrease was due to early redemptions by various agencies brought about from the steady decline in market interest rates during 2001. The resulting proceeds from the redemptions were used to partially fund new mortgage loan originations and the remainder was reinvested in shorter-term U.S. government agency securities classified as held to maturity. There were no sales of securities during 2001, 2000 and 1999, and no transfers of securities to the available-for-sale portfolio in 2001.

At December 31, 2001, the available-for-sale portfolio consisted of fixed-rate debt obligations of FNMA and FHLB with a weighted-average yield of 5.59% and maturing at various times through 2003. At December 31, 2001, the portfolio had an unrealized gain, net of tax, of $111,000, compared to a net unrealized loss of $252,000 at December 31, 2000. Unrealized gains and losses on securities available for sale, net of income taxes, are reported as a separate component of comprehensive income and included in stockholders' equity.

Securities for which the Company has the intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. Such securities totaled $99,157,000 at December 31, 2001, compared to $20,970,000 at December 31, 2000. The increase was due to purchases exceeding maturities during the year. At December 31, 2001, the portfolio consisted of short-term debt obligations of FNMA, FHLB, FHLMC and FFCB with a weighted-average yield of approximately 2.89% and a weighted average term of approximately one year. The securities are predominately fixed rate and some have call features, which allow the issuer to call the security before its stated maturity without penalty. At December 31, 2001 and 2000, the portfolio's estimated fair value was $99,404,000 and $20,978,000, respectively.

Federal Reserve Bank Stock

In order for the Bank to be a member of the Federal Reserve Banking System, the Bank maintains an investment in the capital stock of the Federal Reserve Bank, which pays a dividend that is currently 6%. The investment, which amounted to $654,000 at December 31, 2001 and $605,000 at December 31, 2000, fluctuates based on the Bank's capital level.

Loans Receivable, Net of Deferred Fees and Loan Loss Reserves

Loans receivable, net of deferred fees and the allowance for loan loss reserves, increased to $365,146,000 at December 31, 2001, from $263,558,000 at December 31, 2000. The growth reflected new originations of commercial real estate and multifamily mortgage loans, partially offset by principal repayments. At December 31, 2001, the loan portfolio consisted of $94,084,000 of fixed-rate loans and $278,190,000 of adjustable-rate loans. At December 31, 2001 and 2000, the loan portfolio was concentrated in commercial real estate and multifamily mortgage loans. Such loans represented 99% and 98% of the total loan portfolio in 2001 and 2000, respectively. Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities, which would cause the loans to be similarly impacted by economic or other conditions. Credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers, is significantly related to local economic conditions in the areas the properties are located, as well as the Company's underwriting standards. Economic conditions affect the market value of the underlying collateral as well as the levels of occupancy of income-producing properties (such as office buildings, shopping centers and rental and cooperative apartment buildings).

The following table sets forth information concerning the loan portfolio:

	At December 31, 2001			At December 31, 2000		
($ in thousands)	# of Loans	Amount	% of Total	# of Loans	Amount	% of Total
Residential multifamily loans	153	$182,569	49.0%	137	$144,916	54.0%
Commercial real estate loans	142	185,652	49.9	124	118,368	44.1
Residential 1-4 family loans	33	2,404	0.6	39	3,034	1.1
Commercial loans	26	1,363	0.4	39	1,781	0.7
Consumer loans	15	286	0.1	18	206	0.1
Total gross loans receivable	369	372,274	100.0%	357	268,305	100.0%
Deferred loan fees		(3,748)			(1,979)	
Loans, net of deferred fees		368,526			266,326	
Allowance for loan loss reserves		(3,380)			(2,768)	
Loans receivable, net		$365,146			$263,558	

The following table sets forth the scheduled contractual principal repayments of the loan portfolio:

	At December 31,	
($ in thousands)	2001	2000
Within one year	$85,447	$120,258
Over one to five years	221,435	107,490
Over five years	65,392	40,557
	$372,274	$268,305

At December 31, 2001, $220,776,000 of loans with adjustable rates and $66,051,000 of loans with fixed rates were due after one year.

The following table sets forth the activity in the loan portfolio:

	For the Year Ended December 31,	
($ in thousands)	2001	2000
Loans receivable, net, at beginning of year	$263,558	$210,444
Loans originated	195,754	124,669
Principal repayments	(91,785)	(71,046)
Increase in deferred loan fees	(1,769)	(234)
Increase in allowance for loan loss reserves	(612)	(275)
Loans receivable, net, at end of year	$365,146	$263,558

Nonaccrual Loans and *Allowance for Loan Loss Reserves*

Loans are placed on nonaccrual status when principal or interest becomes 90 days or more past due. Accrued interest receivable previously recognized is reversed when a loan is placed on nonaccrual status. Amortization of net deferred fee income is discontinued for loans placed on nonaccrual status. Interest payments received on loans in nonaccrual status are recognized as income on a cash basis unless future collections of principal are doubtful, in which case the payments received are applied as a reduction of principal. Loans remain on nonaccrual status until principal and interest payments are current.

The allowance for loan loss reserves is established through a provision charged to operations. Loans are charged against the allowance when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The adequacy of the allowance is evaluated monthly or more frequently when necessary with consideration given to: the nature and volume of the loan portfolio; overall portfolio quality; loan concentrations; specific problem loans and commitments and estimates of fair value thereof; historical chargeoffs and recoveries; adverse situations which may affect the borrowers' ability to repay; and management's perception of the current and anticipated economic conditions in the Company's lending areas. Although management believes it uses the best information available to make determinations with respect to the allowance for loan loss reserves, future adjustments may be necessary if economic conditions, or other factors, differ from those assumed in the determination of the level of the allowance.

In addition, SFAS No. 114 specifies the manner in which the portion of the allowance for loan loss reserves related to impaired loans is computed. A loan is normally deemed impaired when, based upon current information and events, it is probable that the Company will be unable to collect both full principal and interest due according to the contractual terms of the loan agreement. Impairment for larger balance loans such as commercial real estate and multifamily loans are measured based on: the present value of expected future cash flows, discounted at the loan's effective interest rate; or the observable market price of the loan; or the estimated fair value of the loan's collateral, if payment of the principal and interest is dependent upon the collateral. When the fair value of the property is less than the recorded investment in the loan, this deficiency is recognized as a valuation allowance within the overall allowance for loan loss reserves and a charge through the provision for loan loss reserves. The Company's policy is to charge off any portion of the recorded investment in the loan that exceeds the fair value of the collateral. The net carrying amount of an impaired loan does not at any time exceed the recorded investment in the loan.

The Company considers a variety of factors in determining whether a loan is impaired, including (i) any notice from the borrower that the borrower will be unable to repay all principal and interest amounts contractually due under the loan agreement, (ii) any delinquency in the principal and/or interest payments other than minimum delays or shortfalls in payments, and (iii) other information known by management that would indicate the full repayment of principal and interest is not probable. In evaluating loans for impairment, management generally considers delinquencies of 60 days or less to be minimum delays, and accordingly does not consider such delinquent loans to be impaired in the absence of other indications. Impaired loans normally consist of loans on nonaccrual status. Generally, all loans are evaluated for impairment on a loan-by-loan basis, except for smaller balance homogeneous loans, such as consumer loans, whose evaluation for impairment is done on an aggregate basis. For consumer loans, historical charge-off experience as well as the charge off experience of peer groups and industry statistics are used to evaluate the adequacy of the allowance for loan loss reserves. The Company's regulators, as an integral part of their examination process, periodically review the allowance for loan loss reserves. Accordingly, the Company may be required to take certain chargeoffs and/or recognize additions to the allowance based on the regulators' judgment concerning information available to them during their examination.

At December 31, 2001, one commercial real estate loan with a principal balance of $1,243,000 was on a nonaccrual status and considered impaired under the criteria of SFAS No.114. Interest that was not accrued on this loan under its contractual terms amounted to $51,000 in 2001. The average balance of impaired loans for 2001 was approximately $104,000. At December 31, 2001, there was no valuation allowance recorded for impaired loans. There were no nonaccrual or impaired loans during 2000 and 1999.

At December 31, 2001, the allowance for loan loss reserves increased to $3,380,000, from $2,768,000 at December 31, 2000, due to the growth in the loan portfolio. At December 31, 2001 and 2000, the allowance for loan loss reserves was predominately allocated to commercial real estate and multifamily loans.

The following table sets forth information with respect to the allowance for loan loss reserves:

	For the Year Ended December 31,	
($ in thousands)	2001	2000
Allowance at beginning of year	$ 2,768	$ 2,493
Provision charged to operations	612	275
Allowance at end of year	$ 3,380	$ 2,768
Ratio of allowance to total loans, net of deferred fees	0.92%	1.04%
Total loans, net of deferred fees at year end	$368,526	$266,326
Average loans outstanding during the year	$315,148	$250,941

Foreclosed Real Estate

During 2001 and 2000, the Company did not have any foreclosed real estate.

All Other Assets

The following table sets forth the composition of all other assets:

	At December 31,	
($ in thousands)	2001	2000
Accrued interest receivable	$ 3,202	$ 2,961
Loans fee receivable	2,679	1,276
Premises and equipment, net	6,042	5,731
Deferred income tax asset	1,236	1,105
Deferred debenture offering costs, net	3,396	2,835
All other	259	159
	$16,814	$14,067

Accrued interest receivable fluctuates based on the amount of loans, investments and other interest-earning assets outstanding and the timing of interest payments received.

Loan fees receivable are fees due to the Company in accordance with the terms of mortgage loans. Such amounts are generally due upon the full repayment of the loan. This fee is recorded as deferred income at the time a loan is originated and is then amortized to interest income over the life of the loan. The increase was due to an increase in mortgage loan originations.

Premises and equipment is detailed in note 5 to the consolidated financial statements.

The deferred income tax asset relates primarily to the unrealized tax benefit on the Company's allowance for loan loss reserves, depreciation, and organizational start-up costs. These charges have been expensed for financial statement purposes, but are not all currently deductible for income tax purposes. The ultimate realization of the deferred tax asset is dependent upon the generation of sufficient taxable income by the Company during the periods in which these temporary differences become deductible for tax purposes. Management believes that it is more likely than not that the Company's deferred tax asset will be realized and accordingly, a valuation allowance for deferred tax assets is not maintained.

Deferred debenture offering costs consist primarily of underwriters' commissions and are amortized over the terms of the debentures. The increase was due to additional costs incurred with the sale of new debentures in 2001, partially offset by normal amortization.

Deposits

Consolidated deposit liabilities increased to $362,437,000 at December 31, 2001, from $300,241,000 at December 31, 2000. At December 31, 2001, certificate of deposit accounts totaled $241,465,000 and demand deposit, savings, NOW and money market accounts aggregated $120,972,000. The same categories of deposit accounts totaled $217,656,000 and $82,585,000, respectively, at December 31, 2000. Certificate of deposit accounts represented 67% of total deposits at December 31, 2001, compared to 73% at year-end 2000.

Management believes that the Bank does not have a concentration of deposits from any one source and that a large portion of its depositors are residents in the Bank's primary market areas (although there has been growth in deposits from outside the primary areas resulting from the Bank's deposit-gathering activities through its web site on the internet: www.intervestnatbank.com). The Bank does not accept brokered deposits.

The following table sets forth the distribution of deposit accounts by type:

	At December 31, 2001		At December 31, 2000	
($ in thousands)	Amount	% of Total	Amount	% of Total
Demand deposits	$ 5,550	1.5%	$ 5,035	1.7%
Interest checking deposits	10,204	2.8	9,188	3.1
Savings deposits	24,624	6.8	15,743	5.2
Money market deposits	80,594	22.2	52,619	17.5
Certificates of deposit	241,465	66.7	217,656	72.5
Total deposit accounts (1)	$362,437	100.0%	$300,241	100.0%

(1) Includes individual retirement accounts totaling $28,193,000 and $22,307,000 at December 31, 2001 and 2000, respectively, nearly all of which are certificates of deposit.

The following table sets forth certificates of deposits by maturity for the periods indicated:

	At December 31, 2001		At December 31, 2000	
($ in thousands)	Amount	Wtd-Avg Stated Rate	Amount	Wtd-Avg Stated Rate
Within one year	$144,739	5.00%	$133,433	6.44%
Over one to two years	45,512	4.95	47,878	6.65
Over two to three years	14,954	5.82	8,274	6.23
Over three to four years	16,903	6.84	9,359	6.37
Over four years	19,357	5.61	18,712	6.88
	$241,465	5.22%	$217,656	6.51%

The following table sets forth the maturities of certificates of deposit in denominations of $100,000 or more:

	At December 31,	
($ in thousands)	2001	2000
Due within three months or less	$10,332	$14,088
Due over three months to six months	4,483	5,175
Due over six months to one year	18,401	11,179
Due over one year	20,529	18,432
	$53,745	$48,874
As a percentage of total deposits	14.8%	16.3%

The following table sets forth net deposit flows:

	For the Year Ended December 31,	
($ in thousands)	2001	2000
Net increase before interest credited	$45,078	$84,289
Net interest credited	17,118	14,872
Net deposit increase	$62,196	$99,161

Federal Funds Purchased

Periodically, the Bank purchases federal funds to manage its liquidity needs. At December 31, 2001 and 2000, there were no funds outstanding. The Bank has not emphasized these types of borrowings.

Debentures Payable and Accrued Interest Payable on Debentures

At December 31, 2001, debentures payable amounted to $73,430,000, compared to $64,080,000 at year-end 2000. The increase was due to the sale of additional debentures by Intervest Corporation of New York totaling $7,250,000 (as part of its normal funding of its operations to originate and purchase commercial and multifamily mortgage loans) and the sale of $3,500,000 of debentures by the Holding Company for working capital purposes. The sale of these debentures was partially offset by the maturity on January 1, 2001, of $1,400,000 of Intervest Corporation of New York's debentures. The sale of debentures, after underwriter's commissions and other issuance costs, resulted in net proceeds of $6,670,000 for Intervest Corporation of New York and $3,260,000 for the Holding Company.

At December 31, 2001, Intervest Corporation of New York had $63,000,000 principal amount of debentures payable outstanding and the Holding Company had $10,430,000 principal amount of debentures payable outstanding, of which $6,930,000 were convertible into the Holding Company's Class A common stock.

On December 18, 2001, the Holding Company's wholly-owned subsidiary, Intervest Statutory Trust I, sold 9.875% Trust Preferred Securities due December 18, 2031 in the aggregate principal amount of $15,000,000, hereafter referred to as the "Capital Securities". The net proceeds from the sale were paid to the Holding Company in exchange for $15,000,000 of its 9.875% Junior Subordinated Debentures (the "Junior Subordinated Debentures") due December 18, 2031. The Holding Company then invested the $15,000,000 as a capital contribution in the Bank. The sole asset of the Trust, the obligor on the Capital Securities, is the Junior Subordinated Debentures.

At December 31, 2001, accrued interest payable on all debentures amounted to $11,480,000, compared to $8,733,000 at year-end 2000. Nearly all of the accrued interest payable at December 31, 2001 is due and payable at the maturity of various debentures. For a further discussion of all the debentures, including conversion prices and redemption premiums, see notes 7 and 9 to the consolidated financial statements.

All Other Liabilities

The following table shows the composition of all other liabilities:

	At December 31,	
($ in thousands)	2001	2000
Mortgage escrow funds payable	$4,253	$3,397
Official checks outstanding	3,219	2,281
Accrued interest payable on deposits	817	856
Income taxes payable	772	403
All other	819	708
	$9,880	$7,645

Mortgage escrow funds payable represent advance payments made by borrowers for taxes and insurance that are remitted by the Company to third parties. The increase reflects the timing of payments to taxing authorities as well as the growth in the loan portfolio. The level of official checks outstanding varies and fluctuates based on banking activity. The level of income taxes payable fluctuates based on the Company's earnings, effective tax rate and timing of tax payments.

Stockholders' Equity

Stockholders' equity increased to $40,395,000 at December 31, 2001, from $36,228,000 at December 31, 2000. The increase was due to net earnings of $3,778,000 and a $363,000 increase in unrealized gains, net of tax, on securities available for sale.

Asset and Liability Management

Interest rate risk arises from differences in the repricing of assets and liabilities within a given time period. The primary objective of the Company's asset/liability management strategy is to limit, within established guidelines, the adverse impact of changes in interest rates on the Company's net interest income and capital. This strategy is overseen in part through the direction of the Asset and Liability Committee ("ALCO") of the Board of Directors of the Bank, which establishes policies and monitors results to control interest rate sensitivity.

The Company uses "gap analysis," which measures the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a given time period, to monitor its interest rate sensitivity. An asset or liability is normally considered to be interest-rate sensitive if it will reprice or mature within one year or less. The interest-rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within a one-year time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. Conversely, a gap is considered negative when the opposite is true.

During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If the repricing of the Company's assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate gap analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates for the following reasons. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in market rates. In addition, certain assets, such as adjustable-rate mortgage loans, may have features generally referred to as "interest rate caps or collars," which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, asset prepayment and early deposit withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest-rate increase, and the behavior of depositors may be different than those assumed in the gap analysis.

For purposes of creating the gap analysis that follows, deposits with no stated maturities are treated as readily accessible accounts. Given this assumption, the Company's one-year interest rate sensitivity gap was a positive 6.20% at December 31, 2001, compared to a negative 3.0% at December 31, 2000. However, if those deposits were treated differently, then the interest-rate sensitivity gap would change. The behavior of core depositors may not necessarily result in the immediate withdrawal of funds in the event deposit rates offered by the Bank did not change as quickly and uniformly as changes in general market rates. For example, if only 25% of deposits with no stated maturity were assumed to be readily accessible (rather than 100%), the Company's one-year interest-rate sensitivity gap would have been a positive 23.1% at year-end 2001, compared to a positive 11.0% at year-end 2000.

The Company has a "floor," or minimum rate, on many of its floating-rate loans. The floor for each specific loan is determined in relation to the prevailing market rates on the date of origination and most adjust upwards in the event of increases in the loan's interest rate.

Notwithstanding all of the above, there can be no assurances that a sudden and substantial increase in interest rates may not adversely impact the Company's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

The following table summarizes information relating to the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2001, that are scheduled to mature or reprice within the periods shown.

($ in thousands)	0-3 Months	4-12 Months	Over 1-4 Years	Over 4 Years	Total
Loans (1)	$105,489	$130,060	$106,885	$ 29,840	$372,274
Securities held to maturity (2)	17,965	66,446	14,746	-	99,157
Short-term investments	13,350	-	-	-	13,350
Federal funds sold	6,345	-	-	-	6,345
Securities available for sale (2)	-	2,500	3,500	-	6,000
Federal Reserve Bank stock	-	-	-	654	654
Interest-earning time deposits	100	150	-	-	250
Total rate-sensitive assets	$143,249	$199,156	$125,131	$ 30,494	$498,030
Deposit accounts (3):					
Interest checking deposits	$ 10,204	$ -	$ -	$ -	$ 10,204
Savings deposits	24,624	-	-	-	24,624
Money market deposits	80,594	-	-	-	80,594
Certificates of deposit	41,073	103,666	77,369	19,357	241,465
Total deposits	156,495	103,666	77,369	19,357	356,887
Debentures payable	41,500	2,500	10,000	19,430	73,430
Debentures payable- capital securities	-	-	-	15,000	15,000
Accrued interest on all debentures	5,922	584	1,841	3,133	11,480
Total rate-sensitive liabilities	$203,917	$106,750	$ 89,210	$ 56,920	$456,797
GAP (repricing differences)	$(60,668)	$ 92,406	$ 35,921	$(26,426)	$ 41,233
Cumulative GAP	$(60,668)	$ 31,738	$ 67,659	$ 41,233	$ 41,233
Cumulative GAP to total assets	-11.8%	6.2%	13.2%	8.0%	8.0%

Significant assumptions used in preparing the table above:

(1) Adjustable-rate loans are included in the period in which their interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayments, according to their contractual maturities; (2) securities are scheduled according to their contractual maturity dates, which does not take into consideration the effects of possible prepayments that may result from the issuer's right to call a security before its contractual maturity date. Additionally, unrealized gains and losses on securities available for sale are ignored for this analysis; (3) money market, NOW and savings deposits are regarded as ready accessible withdrawable accounts; and certificates of deposit are scheduled through their maturity dates.

Liquidity and Capital Resources

The Company manages its liquidity position on a daily basis to assure that funds are available to meet operations, loan and investment commitments, deposit withdrawals and the repayment of borrowed funds. The Company's primary sources of funds consist of: retail deposits obtained through the Bank's branch offices and through the mail; amortization, satisfactions and repayments of loans; the maturities and calls of securities; sales of debentures and cash provided by operating activities. For additional information concerning the Company's cash flows, see the consolidated statements of cash flows included in this report.

At December 31, 2001, the Company's total commitment to lend aggregated $27,205,000. The Company believes that it can fund such commitments from the aforementioned sources of funds. The Bank has agreements with correspondent banks whereby it may borrow up to $8,000,000 on an unsecured basis. There were no outstanding borrowings under these agreements at December 31, 2001 or 2000.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. The FDIC Improvement Act of 1991, among other things, established five capital categories ranging from well capitalized to critically undercapitalized. Such classifications are used by the FDIC and other bank regulatory agencies to determine various matters, including prompt corrective action and each institution's FDIC deposit insurance premium assessments. The capital categories involve quantitative measures of a bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

The Bank is required to maintain, for regulatory compliance and reporting purposes, regulatory defined minimum Tier 1 leverage and Tier 1 and total risk-based capital ratio levels of at least 4%, 4% and 8%, respectively. At December 31, 2001 and 2000, management believes that the Bank met its capital adequacy requirements. The Bank is a well-capitalized institution as defined in the regulations, which require minimum Tier 1 leverage and Tier 1 and total risk-based ratios of 5%, 6% and 10%, respectively. Management believes that there are no current conditions or events outstanding which would change the Bank's designation as a well-capitalized institution.

In June 2001, the OCC terminated a Memorandum of Understanding with the Bank that was in effect since June 2000. The memorandum was a formal written agreement whereby, among other things, the Bank had been required to review, revise, develop and implement various policies and procedures with respect to its lending and credit underwriting. Management implemented various actions in order for the Bank to be in full compliance with the memorandum.

Information regarding the Bank's regulatory capital and related ratios is summarized below:

	At December 31,	
($ in thousands)	2001	2000
Tier 1 Capital:		
Stockholder's equity	$ 46,749	$ 27,606
Disallowed portion of deferred tax asset	(946)	(777)
Unrealized (gain) loss on debt securities, net of tax	(111)	252
Total Tier 1 capital	45,692	27,081
Tier 2 Capital:		
Allowable portion of allowance for loan loss reserves	3,314	2,650
Total risk-based capital	$ 49,006	$ 29,731
Net risk-weighted assets	$326,030	$238,133
Average assets for regulatory purposes	$402,124	$327,648
Tier 1 capital to average assets	11.36%	8.27%
Tier 1 capital to risk-weighted assets	14.01%	11.37%
Total capital to risk-weighted assets	15.03%	12.49%

Recent Accounting Pronouncements

See note 1 to the consolidated financial statements for a discussion of this topic.

Impact of Inflation and Changing Prices

The financial statements and related financial data concerning the Company presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Virtually all of the assets and liabilities of the Company are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of the Company than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. The Company's market risk arises primarily from interest rate risk inherent in its lending and deposit-taking activities, and the issuance of its debentures. The Company has not engaged in and accordingly has no risk related to trading accounts, commodities or foreign exchange. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on-and off-balance sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments as of December 31, 2001 and 2000, which reflect changes in market prices and rates, can be found in note 20 to the consolidated financial statements.

Management actively monitors and manages the Company's interest rate risk exposure. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on the Company's net interest income and capital. For a further discussion, see the section "Asset and Liability Management."

Item 8. Financial Statements and Supplementary Data

Financial Statements

The following consolidated financial statements of Intervest Bancshares Corporation and Subsidiaries are included herein:

- Independent Auditors' Report - Hacker, Johnson & Smith PA (page 36)
- Independent Auditors' Report - Richard A. Eisner & Company, LLP (page 37)
- Consolidated Balance Sheets at December 31, 2001 and 2000 (page 38)
- Consolidated Statements of Earnings for the Years Ended December 31, 2001, 2000 and 1999 (page 39)
- Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2001, 2000 and 1999 (page 40)
- Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2001, 2000 and 1999 (page 41)
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999 (page 42)
- Notes to the Consolidated Financial Statements (pages 43 to 65)

Supplementary Data

Securities Available for Sale

The following table sets forth, by maturity distribution, information pertaining to securities available for sale:

	One Year or Less		After One Year to Five Years		After Five Years to Ten Years		Total	
($ in thousands)	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield
At December 31, 2001:								
U.S. government agencies	$2,571	5.78%	$ 3,621	5.46%	$ -	-%	$ 6,192	5.59%
At December 31, 2000:								
U.S. government agencies	$ 998	5.42%	$63,809	5.70%	$9,982	6.56%	$74,789	5.81%

Securities Held to Maturity

The following table sets forth, by maturity distribution, information pertaining to securities held to maturity:

	One Year or Less		After One Year to Five Years		After Five Years to Ten Years		Total	
($ in thousands)	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield
At December 31, 2001:								
U.S. government agencies	$79,411	2.85%	$19,746	3.02%	$ -	- %	$99,157	2.89%
At December 31, 2000:								
U.S. government agencies	$20,970	6.52%	$ -	- %	$ -	- %	$20,970	6.52%
At December 31, 1999								
U.S. government agencies	$ 7,907	5.72%	$58,013	5.65%	$17,212	6.36%	$83,132	5.80%

Loans and Allowance for Loan Loss Reserves

The following table sets forth information with respect to loans receivable at December 31:

($ in thousands)	2001 Carrying Value	2000 Carrying Value	1999 Carrying Value	1998 Carrying Value	1997 Carrying Value
Commercial real estate and multifamily loans	$368,221	$263,284	$210,022	$160,610	$146,375
Residential 1-4 family loans	2,404	3,034	2,311	2,627	3,162
Construction loans	-	-	-	-	158
Commercial business loans	1,363	1,781	2,107	2,875	2,641
Consumer loans	286	206	242	184	92
Loans receivable	372,274	268,305	214,682	166,296	152,428
Deferred loan fees	(3,748)	(1,979)	(1,745)	(1,310)	(1,596)
Loans receivable, net of deferred fees	368,526	266,326	212,937	164,986	150,832
Allowance for loan loss reserves	(3,380)	(2,768)	(2,493)	(1,662)	(1,173)
Loans receivable, net	$365,146	$263,558	$210,444	$163,324	$149,659
Loans included above that were on a nonaccrual status at year end	$ 1,243	$ -	$ -	$ -	$ -

The following table sets forth information with respect to the allowance for loan loss reserves at December 31:

($ in thousands)	2001	2000	1999	1998	1997
Allowance at beginning of year	$ 2,768	$ 2,493	$ 1,662	$ 1,173	$ 811
Provision charged to operations	612	275	830	479	352
Chargeoffs	-	-	-	-	-
Recoveries	-	-	1	10	10
Allowance at end of year	$ 3,380	$ 2,768	$ 2,493	$ 1,662	$ 1,173
Total loans, net of deferred fees	$368,526	$266,326	$ 212,937	$164,986	$150,832
Average loans outstanding during the year	$315,148	$250,941	$ 175,980	$170,675	$141,612
Ratio of allowance to net loans receivable	0.92%	1.04%	1.17%	1.01%	0.78%

Other financial statement schedules and inapplicable periods with respect to schedules listed above are omitted because the conditions requiring their filing do not exist or the information required thereby is included in the financial statements filed, including the notes thereto.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Board of Directors and Stockholders
Intervest Bancshares Corporation
New York, New York:

We have audited the accompanying consolidated balance sheets of Intervest Bancshares Corporation and Subsidiaries (the "Company") at December 31, 2001 and 2000 and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Intervest Corporation of New York whose total assets as of December 31, 2001 and 2000, constituted 15.6% and 17.8%, respectively, of the related consolidated totals, and whose net interest income, noninterest income and net earnings for the years ended December 31, 2001, 2000 and 1999, constituted 10.4%, 42.5% and 15.3%, respectively in 2001, 10.3%, 48.6% and 5.0%, respectively in 2000 and 21.2%, 49.3% and 32.4%, respectively in 1999, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in the consolidated totals, are based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
January 21, 2002

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
Member of American Institute of Certified Public Accountants SEC Practice Section

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Intervest Corporation of New York
New York, New York

We have audited the consolidated balance sheets of Intervest Corporation of New York and subsidiaries at December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intervest Corporation of New York and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
January 21, 2002

Intervest Bancshares Corporation and Subsidiaries
Consolidated Balance Sheets

($ in thousands, except par value)	At December 31, 2001	At December 31, 2000
ASSETS		
Cash and due from banks	$ 4,714	$ 5,016
Federal funds sold	6,345	20,268
Commercial paper	12,400	17,125
Other short-term investments	950	529
Total cash and cash equivalents	24,409	42,938
Time deposits with banks	250	-
Securities available for sale at estimated fair value	6,192	74,789
Securities held to maturity, net	99,157	20,970
Federal Reserve Bank stock, at cost	654	605
Loans receivable (net of allowance for loan losses of $3,380 in 2001 and $2,768 in 2000)	365,146	263,558
Accrued interest receivable	3,202	2,961
Premises and equipment, net	6,042	5,731
Deferred income tax asset	1,236	1,105
Deferred debenture offering costs	3,396	2,835
Other assets	2,938	1,435
Total assets	$512,622	$416,927
LIABILITIES		
Deposits:		
Noninterest-bearing demand deposit accounts	$ 5,550	$ 5,035
Interest-bearing deposit accounts:		
Checking (NOW) accounts	10,204	9,188
Savings accounts	24,624	15,743
Money market accounts	80,594	52,619
Certificate of deposit accounts	241,465	217,656
Total deposit accounts	362,437	300,241
Subordinated debentures payable	73,430	64,080
Guaranteed preferred beneficial interest in junior subordinated debentures	15,000	-
Accrued interest payable on debentures	11,480	8,733
Accrued interest payable on deposits	817	856
Mortgage escrow funds payable	4,253	3,397
Official checks outstanding	3,219	2,281
Other liabilities	1,591	1,111
Total liabilities	472,227	380,699
Commitments and contingencies (notes 5, 17 and 19)		
STOCKHOLDERS' EQUITY		
Preferred stock (300,000 shares authorized, none issued)	-	-
Class A common stock ($1.00 par value, 9,500,000 shares authorized, 3,544,629 shares issued and outstanding)	3,545	3,545
Class B common stock ($1.00 par value, 700,000 shares authorized, 355,000 shares issued and outstanding)	355	355
Additional paid-in-capital, common	19,001	18,975
Retained earnings	17,383	13,605
Accumulated other comprehensive income (loss):		
Net unrealized gain (loss) on securities available for sale, net of tax	111	(252)
Total stockholders' equity	40,395	36,228
Total liabilities and stockholders' equity	$512,622	$416,927

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Earnings

($ in thousands, except per share data)	Year Ended December 31, 2001	2000	1999
INTEREST AND DIVIDEND INCOME			
Loans receivable	$30,187	$24,923	$18,794
Securities	3,423	6,056	6,123
Other interest-earning assets	1,852	929	584
Total interest and dividend income	35,462	31,908	25,501
INTEREST EXPENSE			
Deposits	17,079	14,853	8,703
Federal funds purchased	-	150	29
Debentures payable	7,635	8,322	9,687
Total interest expense	24,714	23,325	18,419
Net interest and dividend income	10,748	8,583	7,082
Provision for loan loss reserves	612	275	830
Net interest and dividend income after provision for loan loss reserves	10,136	8,308	6,252
NONINTEREST INCOME			
Customer service fees	159	139	140
Income from mortgage lending activities	1,490	809	744
All other	6	35	16
Total noninterest income	1,655	983	900
NONINTEREST EXPENSES			
Salaries and employee benefits	2,451	2,228	1,915
Occupancy and equipment, net	1,177	1,090	963
Data processing	329	117	35
Advertising and promotion	25	35	142
Professional fees and services	341	410	258
Stationery, printing and supplies	137	140	165
All other	843	548	581
Total noninterest expenses	5,303	4,568	4,059
Earnings before taxes, extraordinary item and change in accounting principle	6,488	4,723	3,093
Provision for income taxes	2,710	1,909	1,198
Earnings before extraordinary item and change in accounting principle	3,778	2,814	1,895
Extraordinary item, net of tax (note 7)	-	(206)	-
Cumulative effect of change in accounting principle, net of tax (note 1)	-	-	(128)
Net earnings	$ 3,778	$ 2,608	$ 1,767
Basic earnings per share:			
Earnings before extraordinary item and change in accounting principle	$ 0.97	$ 0.72	$ 0.50
Extraordinary item, net of tax	-	(0.05)	-
Cumulative effect of change in accounting principle, net of tax	-	-	(0.03)
Net earnings per share	$ 0.97	$ 0.67	$ 0.47
Diluted earnings per share:			
Earnings before extraordinary item and change in accounting principle	$ 0.97	$ 0.72	$ 0.47
Extraordinary item, net of tax	-	(0.05)	-
Cumulative effect of change in accounting principle, net of tax	-	-	(0.03)
Net earnings per share	$ 0.97	$ 0.67	$ 0.44

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income

($ in thousands)	Year Ended December 31, 2001	2000	1999
Net earnings	$3,778	$2,608	$1,767
Net unrealized gains (losses) on securities available for sale	596	(405)	-
Provision for income taxes related to unrealized gains (losses) on securities available for sale	(233)	153	-
Other comprehensive income (loss), net of tax	363	(252)	-
Total comprehensive income, net of tax	$4,141	$2,356	$1,767

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

($ in thousands)	Year Ended December 31, 2001	2000	1999
CLASS A COMMON STOCK			
Balance at beginning of year	$ 3,545	$ 3,532	$ 3,434
Issuance of 510 shares in exchange for common stock of minority stockholders	-	-	1
Issuance of 7,554 shares upon the conversion of debentures	-	-	7
Issuance of 12,750 and 89,300 shares in 2000 and 1999, respectively, upon the exercise of warrants	-	13	90
Balance at end of year	3,545	3,545	3,532
CLASS B COMMON STOCK			
Balance at beginning of year	355	305	300
Issuance of 5,000 shares upon the exercise of warrants	-	-	5
Issuance of 50,000 shares of restricted stock compensation	-	50	-
Balance at end of year	355	355	305
ADDITIONAL PAID-IN-CAPITAL, COMMON			
Balance at beginning of year	18,975	18,770	18,148
Issuance of 510 shares in exchange for common stock of minority stockholders	-	-	6
Issuance of 7,554 shares upon the conversion of debentures, net of issuance costs	-	-	56
Compensation related to issuance of Class B stock warrants	26	26	26
Issuance of 50,000 shares of restricted Class B stock compensation	-	109	-
Issuance of 12,750 and 94,300 shares in 2000 and 1999, respectively, upon exercise of stock warrants, inclusive of tax benefits	-	70	534
Balance at end of year	19,001	18,975	18,770
RETAINED EARNINGS			
Balance at beginning of year	13,605	10,997	9,230
Net earnings for the year	3,778	2,608	1,767
Balance at end of year	17,383	13,605	10,997
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Balance at beginning of year	(252)	-	-
Net change in accumulated other comprehensive income (loss), net	363	(252)	-
Balance at end of year	111	(252)	-
Total stockholders' equity at end of year	$40,395	$36,228	$33,604

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Cash Flows

($ in thousands)	Year Ended December 31, 2001	2000	1999
OPERATING ACTIVITIES			
Net earnings	$ 3,778	$ 2,608	$ 1,767
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	505	433	416
Provision for loan loss reserves	612	275	830
Deferred income tax benefit	(364)	(16)	(327)
Amortization of deferred debenture offering costs	753	1,136	943
Compensation expense from awards of common stock and warrants	26	185	26
Amortization of premiums, fees and discounts, net	(1,823)	(1,814)	(1,000)
Net increase in accrued interest payable on debentures	2,747	641	2,302
Net increase in official checks outstanding	938	460	249
Net change in all other assets and liabilities	2,118	1,912	1,240
Net cash provided by operating activities	9,290	5,820	6,446
INVESTING ACTIVITIES			
Net (increase) decrease in interest-earning time deposits with banks	(250)	-	99
Maturities and calls of securities available for sale	69,194	-	-
Maturities and calls of securities held to maturity	35,996	26,393	32,556
Purchases of securities held to maturity	(114,013)	(39,160)	(33,278)
Net increase in loans receivable	(103,969)	(53,623)	(48,386)
Purchases of Federal Reserve Bank stock, net	(49)	(97)	(275)
Purchases of premises and equipment, net	(816)	(301)	(1,362)
Net cash used in investing activities	(113,907)	(66,788)	(50,646)
FINANCING ACTIVITIES			
Net increase in demand, savings, NOW and money market deposits	38,387	4,299	6,904
Net increase in certificates of deposit	23,809	94,862	23,761
Net increase in mortgage escrow funds payable	856	22	470
(Repayments of) proceeds from federal funds purchased, net	-	(6,955)	6,955
Proceeds from sale of debentures, net of issuance costs	24,436	3,500	6,606
Principal repayments of debentures	(1,400)	(24,000)	(10,000)
Net proceeds from issuance of common stock, net of issuance costs	-	83	622
Net cash provided by financing activities	86,088	71,811	35,318
Net (decrease) increase in cash and cash equivalents	(18,529)	10,843	(8,882)
Cash and cash equivalents at beginning of year	42,938	32,095	40,977
Cash and cash equivalents at end of year	$ 24,409	$ 42,938	$ 32,095
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for:			
Interest	$ 21,253	$ 21,532	$ 15,074
Income taxes	2,704	1,004	1,989
Noncash activities:			
Transfers of securities from held-to-maturity to available-for-sale	-	74,789	-
Accumulated other comprehensive income (loss) - change in unrealized gain (loss) on securities available for sale, net of tax	363	(252)	-
Conversion of debentures into Class A common stock	-	-	70
Issuance of common stock in exchange for common stock of minority stockholders	-	-	7

See accompanying notes to consolidated financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Intervest Bancshares Corporation (the "Holding Company") was incorporated in 1993 and is headquartered in Rockefeller Center in New York City. Its wholly owned subsidiaries are Intervest National Bank, a nationally chartered bank, Intervest Corporation of New York, a mortgage investment company, and Intervest Statutory Trust I, a special purpose finance subsidiary. The Holding Company's primary business is the ownership of its subsidiaries. On July 20, 2001, Intervest Bank (the Holding Company's other wholly owned banking subsidiary prior to this date) merged into Intervest National Bank. Intervest Bank was a Florida state chartered commercial bank. The merger was treated as a reorganization and accounted for at historical cost similar to the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets, liabilities, shareholders' equity, income and expenses of both banks are combined and recorded at their historical cost amounts. Hereafter, Intervest National Bank may be referred to as the "Bank" and all the entities are referred to collectively as the "Company," on a consolidated basis.

Intervest National Bank has its headquarters and full-service banking office in Rockefeller Center in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida. The Bank conducts a full-service commercial banking business, which consists of attracting deposits from the general public and investing those funds, together with other sources of funds, primarily through the origination of commercial and multifamily real estate loans, and through the purchase of security investments.

Intervest Corporation of New York and its wholly owned subsidiaries, Intervest Distribution Corporation and Intervest Realty Servicing Corporation, is located in Rockefeller Center in New York City. It is engaged in the real estate business, including the origination and purchase of real estate mortgage loans, consisting of first mortgage, junior mortgage and wraparound mortgage loans. Intervest Corporation of New York was acquired on March 10, 2000, by the Holding Company. In the acquisition, all the outstanding capital stock of Intervest Corporation of New York was acquired in exchange for 1,250,000 shares of the Holding Company's Class A common stock. Former shareholders of Intervest Corporation of New York are officers and directors of Intervest Corporation of New York and the Holding Company. The acquisition was also accounted for at historical cost similar to the pooling-of-interests method of accounting.

Intervest Statutory Trust I was formed in December 2001 for the sole purpose of issuing $15,000,000 of Capital Securities as more fully described in note 9.

Principles of Consolidation, Basis of Presentation and Use of Estimates

The consolidated financial statements include the accounts of the Holding Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities, as of the date of the financial statements and revenues and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan loss reserves and deferred income tax assets.

Cash Equivalents

For purposes of the statements of cash flows, cash equivalents include federal funds sold and short-term investments. Federal funds are generally sold for one-day periods and short-term investments have maturities of three months or less from the time of purchase.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Securities

Securities for which the Company has the ability and intent to hold until maturity are classified as securities held to maturity and are carried at cost, adjusted for accretion of discounts and amortization of premiums, which are recognized into interest income using the interest method over the period to maturity. Securities that are held for indefinite periods of time which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates or other factors, are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale, net of related income taxes, are reported as a separate component of comprehensive income. Realized gains and losses from sales of securities are determined using the specific identification method.

Loans Receivable

Loans that the Company has the intent and ability to hold for the foreseeable future or until maturity or satisfaction are carried at their outstanding principal net of chargeoffs, the allowance for loan loss reserves, unamortized discounts and deferred loan fees or costs. Loan origination and commitment fees, net of certain costs, are deferred and amortized to interest income as an adjustment to the yield of the related loans over the contractual life of the loans using the interest method. When a loan is paid off or sold, or if a commitment expires unexercised, any unamortized net deferred amount is credited or charged to earnings accordingly.

Loans are placed on nonaccrual status when principal or interest becomes 90 days or more past due. Accrued interest receivable previously recognized is reversed when a loan is placed on nonaccrual status. Amortization of net deferred fee income is discontinued for loans placed on nonaccrual status. Interest payments received on loans in nonaccrual status are recognized as income on a cash basis unless future collections of principal are doubtful, in which case the payments received are applied as a reduction of principal. Loans remain on nonaccrual status until principal and interest payments are current.

Allowance for Loan Loss Reserves

The allowance for loan loss reserves is netted against loans receivable and is increased by provisions charged to operations and decreased by chargeoffs (net of recoveries). The adequacy of the allowance is evaluated monthly with consideration given to: the nature and volume of the loan portfolio; overall portfolio quality; loan concentrations; specific problem loans and commitments and estimates of fair value thereof; historical chargeoffs and recoveries; adverse situations which may affect the borrowers' ability to repay; and management's perception of the current and anticipated economic conditions in the Company's lending areas. In addition, Statement of Financial Accounting Standards (SFAS) No. 114 specifies the manner in which the portion of the allowance for loan loss reserves is computed related to certain loans that are impaired. A loan is normally deemed impaired when, based upon current information and events, it is probable the Company will be unable to collect both principal and interest due according to the contractual terms of the loan agreement. Impaired loans normally consist of loans on nonaccrual status. Interest income on impaired loans is recognized on a cash basis. Impairment for commercial real estate and residential loans is measured based on: the present value of expected future cash flows, discounted at the loan's effective interest rate; or the observable market price of the loan; or the estimated fair value of the loan's collateral, if payment of the principal and interest is dependent upon the collateral. When the fair value of the property is less than the recorded investment in the loan, this deficiency is recognized as a valuation allowance within the overall allowance for loan loss reserves and a charge through the provision for loan losses. The Company normally charges off any portion of the recorded investment in the loan that exceeds the fair value of the collateral. The net carrying amount of an impaired loan does not at any time exceed the recorded investment in the loan.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Allowance for Loan Loss Reserves, Continued

Lastly, the Company's regulators, as an integral part of their examination process, periodically review the allowance for loan loss reserves. Accordingly, the Company may be required to take certain chargeoffs and/or recognize additions to the allowance based on the regulators' judgment concerning information available to them during their examination.

Premises and Equipment

Land is carried at cost. Buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the terms of the related leases, or the useful life of the asset, whichever is shorter. Maintenance, repairs and minor improvements are expensed as incurred, while major improvements are capitalized.

Deferred Debenture Offering Costs

Costs relating to offerings of debentures are amortized over the terms of the debentures. The costs consist primarily of underwriters' commissions. Accumulated amortization amounted to $3,042,000 at December 31, 2001 and $2,331,000 at December 31, 2000.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold. Upon foreclosure of the property, the related loan is transferred from the loan portfolio to foreclosed real estate at the lower of the loan's carrying value at the date of transfer, or estimated fair value of the property less estimated selling costs. Such amount becomes the new cost basis of the property. Adjustments made to the carrying value at the time of transfer are charged to the allowance for loan loss reserves. After foreclosure, management periodically performs market valuations and the real estate is carried at the lower of cost or estimated fair value less estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance of the property are included in the consolidated statement of earnings.

Stock-Based Compensation

The Company follows APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation, which is generally in the form of stock warrants. SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma disclosures of net earnings and earnings per share determined as if the Company accounted for its stock warrants under the fair value method.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

Under SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on a review of available evidence.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Earnings Per Share (EPS)

Basic EPS is calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding. Diluted EPS is calculated by dividing adjusted net earnings by the weighted-average number of shares of common stock and dilutive potential common stock shares that may be outstanding in the future. Potential common stock shares consist of outstanding dilutive common stock warrants (which are computed using the "treasury stock method") and convertible debentures (computed using the "if converted method"). Diluted EPS considers the potential dilution that could occur if the Company's outstanding stock warrants and convertible debentures were converted into common stock that then shared in the Company's earnings (as adjusted for interest expense that would no longer occur if the debentures were converted).

Comprehensive Income

The Company follows SFAS No. 130, "Reporting Comprehensive Income." Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. However, certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net earnings, are components of comprehensive income.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Start-Up Costs

The Company follows the AICPA's Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires that all start-up costs (except for those that are capitalizable under other accounting principles generally accepted in the United States of America) be expensed as incurred for financial statement purposes effective January 1, 1999. Previously, a portion of start-up costs were generally capitalized and amortized over a period of time. The adoption of this statement by the Company on January 1, 1999 resulted in a net charge of $128,000. The charge represents the expensing, net of a tax benefit, of cumulative start-up costs that had been incurred through December 31, 1998 in connection with organizing Intervest National Bank.

Recent Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the uses of the derivatives and whether they qualify for hedge accounting. The adoption of this statement had no effect on the Company's financial statements.

1. **Description of Business and Summary of Significant Accounting Policies, Continued**

Recent Accounting Pronouncements, Continued

Accounting for Business Combinations. SFAS No. 141, "Business Combinations," addresses financial accounting and reporting for business combinations and supersedes APB No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this statement are to be accounted for using one method, the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. The adoption of this statement had no effect on the Company's financial statements

Accounting for Goodwill and Other Intangible Assets. SFAS No. 142, "Goodwill and Other Intangible Assets," addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001, or earlier upon certain circumstances. The adoption of this statement will not have any impact on the Company's financial statements.

Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined therein). The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this statement will not have any impact on the Company's financial statements.

2. Securities

The carrying value (estimated fair value) and amortized cost of securities available for sale is as follows:

($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
At December 31, 2001:				
U.S. government agency securities	$ 6,000	$192	$ -	$ 6,192
At December 31, 2000:				
U.S. government agency securities	$75,194	$ -	$405	$74,789

On December 31, 2000, $75,194,000 of securities held-to-maturity (consisting of U.S. government agency securities with an estimated fair value of $74,789,000) were transferred to the available for sale portfolio by Intervest Bank. There were no transfers of securities to the available-for-sale portfolio in 2001 or 1999, and there were no sales of securities in 2001, 2000 or 1999. During 2001, nearly all of the securities in the available-for-sale portfolio were called by the issuers without prepayment penalty. The early calls were brought about by the decline in market interest rates during 2001. At December 31, 2001, the available-for-sale portfolio consisted of fixed-rate debt obligations of the Federal Home Loan Bank (FHLB) and Federal National Mortgage Association (FNMA). The weighted-average yield of the portfolio was 5.59% at December 31, 2001 and 5.81% at December 31, 2000.

The amortized cost and carrying value (estimated fair value) of securities available for sale at December 31, 2001, by remaining term to contractual maturity is as follows:

($ in thousands)	Amortized Cost	Carrying Value
Due in one year or less	$2,500	$ 2,571
Due after one year through five years	3.500	3,621
	$6,000	$6,192

The carrying value (amortized cost) and estimated fair value of securities held to maturity is as follows:

($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2001:				
U.S. government agency securities	$99,157	$355	$108	$99,404
At December 31, 2000:				
U.S. government agency securities	$20,970	$ 8	$ -	$20,978

At December 31, 2001, securities held to maturity consisted of debt obligations of the FHLB, FNMA, the Federal Home Loan Mortgage Corp. (FHLMC) and the Federal Farm Credit Bank (FFCB) The weighted-average yield of the portfolio was 2.89% at December 31, 2001 and 6.52% at December 31, 2000. At December 31, 2001, the securities are predominately fixed rate and some have call features, which allow the issuer to call the security before its stated maturity without penalty.

The amortized cost and estimated fair value of securities held to maturity at December 31, 2001, by remaining term to contractual maturity is as follows:

($ in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 79,411	$ 79,738
Due after one year through five years	19,746	19,666
	$99,157	$99,404

3. Loans Receivable

Loans receivable is as follows:

($ in thousands)	At December 31, 2001 # of Loans	Amount	At December 31, 2000 # of Loans	Amount
Residential multifamily loans	153	$182,569	137	$144,916
Commercial real estate loans	142	185,652	124	118,368
Residential 1-4 family loans	33	2,404	39	3,034
Commercial business loans	26	1,363	39	1,781
Consumer loans	15	286	18	206
Loans receivable	369	372,274	357	268,305
Deferred loan fees		(3,748)		(1,979)
Allowance for loan loss reserves		(3,380)		(2,768)
Loans receivable, net		$365,146		$263,558

At December 31, 2001, a commercial real estate loan with a principal balance of $1,243,000 was on nonaccrual status and consider impaired under the criteria of SFAS No.114. Interest that was not accrued on this loan under its contractual terms amounted to $51,000 in 2001. The average balance of impaired loans for 2001 was approximately $104,000. At December 31, 2001, there was no valuation allowance recorded for this impaired loan. There were no nonaccrual or impaired loans during 2000 or 1999.

Credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers, is significantly related to local economic conditions in the areas the properties are located, as well as the Company's underwriting standards. Economic conditions affect the market value of the underlying collateral as well as the levels of occupancy of income-producing properties (such as office buildings, shopping centers and rental and cooperative apartment buildings).

The geographic distribution of the loan portfolio is as follows:

($ in thousands)	At December 31, 2001 Amount	% of Total	At December 31, 2000 Amount	% of Total
New York	$192,256	51.7%	$134,905	50.3%
Florida	145,660	39.1	125,350	46.7
Connecticut and New Jersey	24,875	6.7	5,263	2.0
All other	9,483	2.5	2,787	1.0
	$372,274	100.0%	$268,305	100.0%

4. Allowance for Loan Loss Reserves

Activity in the allowance for loan loss reserves is as follows:

($ in thousands)	For the Year Ended December 31, 2001	2000	1999
Allowance at beginning of year	$2,768	$2,493	$1,662
Provision charged to operations	612	275	830
Recoveries	-	-	1
Allowance at end of year	$3,380	$2,768	$2,493

5. Premises and Equipment, Lease Commitments and Rental Expense

Premises and equipment is as follows:

	At December 31,	
($ in thousands)	2001	2000
Land	$ 1,264	$ 1,264
Buildings	4,575	4,294
Leasehold improvements	335	324
Furniture, fixtures and equipment	2,414	1,889
Total cost	8,588	7,771
Less accumulated deprecation and amortization	(2,546)	(2,040)
Net book value	$ 6,042	$ 5,731

The Bank leases its headquarters and branch office at Rockefeller Center in New York City, and its branch office at Belcher Road in Clearwater, Florida. Intervest Corporation of New York also leases its office at Rockefeller Center in New York City. All the leases contain operating escalation clauses related to taxes and operating costs based upon various criteria and are accounted for as operating leases expiring in May 2008, June 2007, and September 2004, respectively. All other offices are owned by the Bank.

Total future minimum annual lease rental payments due under these noncancellable operating leases as of December 31, 2001 were as follows: $554,000 in 2002; $558,000 in 2003; $541,000 in 2004; $400,000 in 2005; $403,000 in 2006; and $607,000 thereafter for an aggregate amount of $3,063,000. Rent expense aggregated $554,000 in 2001, $522,000 in 2000 and $461,000 in 1999.

The Bank subleases certain of its offices in Florida to other companies under leases that expire at various times through August 2007. Total future sublease rental income due under such leases as of December 31, 2001 were as follows: $452,000 in 2002; $422,000 in 2003; $399,000 in 2004; $355,000 in 2005; $287,000 in 2006; and $120,000 thereafter for an aggregate amount of $2,035,000. Sublease rental income aggregated $388,000 in 2001, 340,000 in 2000 and $338,000 in 1999.

6. Deposits

Scheduled maturities of certificates of deposit accounts are as follows:

	At December 31, 2001		At December 31, 2000	
($ in thousands)	Amount	Wtd-Avg Stated Rate	Amount	Wtd-Avg Stated Rate
Within one year	$144,739	5.00%	$133,433	6.44%
Over one to two years	45,512	4.95	47,878	6.65
Over two to three years	14,954	5.82	8,274	6.23
Over three to four years	16,903	6.84	9,359	6.37
Over four years	19,357	5.61	18,712	6.88
	$241,465	5.22%	$217,656	6.51%

Certificate of deposit accounts of $100,000 or more totaled $53,745,000 and $48,874,000 at December 31, 2001 and 2000, respectively. At December 31, 2001, certificate of deposit accounts of $100,000 or more by remaining maturity were as follows: due within one year $33,216,000; over one to two years $9,201,000, over two to three years $3,211,000; over three to four years $3,992,000; and over four years $4,125,000.

6. Deposits, Continued

Interest expense on deposits is as follows:

($ in thousands)	For the Year Ended December 31, 2001	2000	1999
Interest checking accounts	$ 238	$ 232	$ 238
Savings accounts	778	897	1,059
Money market accounts	2,640	2,832	1,882
Certificates of deposit accounts	13,423	10,892	5,524
	$17,079	$14,853	$8,703

7. Debentures Payable and Extraordinary Item

Debentures payable is as follows:

($ in thousands)		At December 31, 2001	2000
INTERVEST CORPORATION OF NEW YORK (1):			
Series 05/12/95 - interest at 2% above prime	- due April 1, 2004	$ 9,000	$ 9,000
Series 10/19/95 - interest at 2% above prime	- due October 1, 2004	9,000	9,000
Series 05/10/96 - interest at 2% above prime	- due April 1, 2005	10,000	10,000
Series 10/15/96 - interest at 2% above prime	- due October 1, 2005	5,500	5,500
Series 04/30/97 - interest at 1% above prime	- due October 1, 2005	8,000	8,000
Series 11/10/98 - interest at 8% fixed	- due January 1, 2001	-	1,400
Series 11/10/98 - interest at 8 ½% fixed	- due January 1, 2003	1,400	1,400
Series 11/10/98 - interest at 9% fixed	- due January 1, 2005	2,600	2,600
Series 06/28/99 - interest at 8% fixed	- due July 1, 2002	2,500	2,500
Series 06/28/99 - interest at 8 ½% fixed	- due July 1, 2004	2,000	2,000
Series 06/28/99 - interest at 9% fixed	- due July 1, 2006	2,000	2,000
Series 09/18/00 - interest at 8% fixed	- due January 1, 2004	1,250	1,250
Series 09/18/00 - interest at 8 ½% fixed	- due January 1, 2006	1,250	1,250
Series 09/18/00 - interest at 9% fixed	- due January 1, 2008	1,250	1,250
Series 08/01/01 - interest at 7 ½% fixed	- due April 1, 2005	1,750	-
Series 08/01/01 - interest at 8% fixed	- due April 1, 2007	2,750	-
Series 08/01/01 - interest at 8 ½% fixed	- due April 1, 2009	2,750	-
		63,000	57,150
INTERVEST BANCSHARES CORPORATION:			
Series 05/14/98 - interest at 8% fixed	- due July 1, 2008	6,930	6,930
Series 12/15/00 - interest at 8% fixed	- due April 1, 2004	1,000	-
Series 12/15/00 - interest at 8 ½% fixed	- due April 1, 2006	1,250	-
Series 12/15/00 - interest at 9% fixed	- due April 1, 2008	1,250	-
		10,430	6,930
		$73,430	$64,080

(1) Prime refers to the prime rate of JPMorganChase Bank, which was 4.75% on December 31, 2001 and 9.50% on December 31, 2000.

In 2000, Intervest Corporation of New York's Series 6/29/92, 9/13/93, 1/28/94 and 10/28/94 debentures totaling $24,000,000 in principal were redeemed prior to maturity for the outstanding principal amount plus accrued interest aggregating $3,970,000. In connection with these early redemptions, $382,000 of unamortized deferred debenture offering costs was charged to expense and reported as an extraordinary charge, net of a tax benefit of $176,000, in the consolidated statement of earnings for the year ended December 31, 2000.

7. **Debentures Payable and Extraordinary Item, Continued**

Intervest Corporation of New York's floating-rate Series 5/12/95, 10/19/95, 5/10/96, 10/15/96 and 4/30/97 debentures have a maximum interest rate of 12%. Interest on an aggregate of $6,400,000 of these debentures is accrued and compounded quarterly, and is due and payable at maturity. The payment of interest on the remaining debentures is made quarterly. Any debenture holder in the aforementioned Series whose interest accrues and is due at maturity may at any time elect to receive the accrued interest and subsequently receive regular payments of interest.

All of Intervest Corporation of New York's Series 11/10/98, 6/28/99, 09/18/00 and $770,000 of Series 08/01/01 debentures accrue and compound interest quarterly, with such interest due and payable at maturity. The holders of Series 11/10/98, 6/28/99 and 9/18/00 debentures can require Intervest Corporation of New York to repurchase the debentures for face amount plus accrued interest each year (beginning July 1, 2002 for the Series 6/28/99 and January 1, 2004 for the Series 9/18/00) provided, however that in no calendar year will Intervest Corporation of New York be required to purchase more than $100,000 in principal amount of each maturity of debentures, on a non-cumulative basis.

All of Intervest Corporation of New York's debentures may be redeemed, in whole or in part, at any time at the option of Intervest Corporation of New York, for face value, except for Series 08/01/01 debentures, which would be at a premium of 1% if the redemption is prior to October 1, 2002. All the debentures are unsecured and subordinate to all present and future senior indebtedness, as defined.

The Holding Company's Series 5/14/98 subordinated debentures are due July 1, 2008 and are convertible at the option of the holders at any time prior to April 1, 2008, unless previously redeemed by the Holding Company, into shares of Class A common stock of the Holding Company at the following conversion prices per share effective January 1, 2002: $10.01 in 2002 and 2003; $12.00 in 2004; $14.00 in 2005; $16.00 in 2006; $18.00 in 2007 and $20.00 from January 1, 2008 through April 1, 2008. The Holding Company has the right to establish conversion prices that are less than those set forth above for such periods as it may determine. On January 13, 1999 and October 4, 2002, the conversion prices were adjusted downward from those set at the original offering date to the prices shown above. During 1999, debentures in the aggregate principal amount of $70,000, plus accrued interest, were converted into shares of Class A common stock at the election of the debenture holders. The conversion price was $10 per share, which resulted in 7,554 shares of Class A common stock being issued in connection with the conversions. Interest accrues and compounds each calendar quarter at 8%. All accrued interest is due and payable at maturity whether by acceleration, redemption or otherwise. Any convertible debenture holder may, on or before July 1 of each year commencing July 1, 2003, elect to be paid all accrued interest and to thereafter receive payments of interest quarterly.

The Holding Company's debentures may be redeemed, in whole or in part, at any time at the option of the Holding Company, for face value, except for Series 08/01/01 debentures, which would be at a premium of 1% if the redemption is prior to April 1, 2002.

Scheduled contractual maturities of all debentures as of December 31, 2001 is as follows:

($ in thousands)	Principal	Accrued Interest
For the year ended December 31, 2002	$ 2,500	$1,461
For the year ended December 31, 2003	1,400	411
For the year ended December 31, 2004	22,250	4,303
For the year ended December 31, 2005	27,850	2,252
For the year ended December 31, 2006	4,500	607
Thereafter	14,930	2,388
	$73,430	$11,422

8. Federal Funds Purchased and Lines of Credit

From time to time, the Bank purchases overnight federal funds to manage its liquidity needs. At December 31, 2001 and 2000, there were no such funds outstanding. During 2001, 2000 and 1999, federal fund purchased were not significant. The Bank has agreements with correspondent banks whereby it may borrow up to $8,000,000 on an unsecured basis. There were no outstanding borrowings under these agreements at December 31, 2001 or 2000.

9. Guaranteed Preferred Beneficial Interest in Junior Subordinated Debentures

On December 18, 2001, the Holding Company's wholly-owned subsidiary, Intervest Statutory Trust I, sold 9.875% Trust Preferred Securities due December 18, 2031 in the aggregate principal amount of $15,000,000, hereafter referred to as the "Capital Securities". The net proceeds from the sale were paid to the Holding Company in exchange for $15,000,000 of its 9.875% Junior Subordinated Debentures (the "Junior Subordinated Debentures") due December 18, 2031. The Holding Company then invested $15,000,000 as a capital contribution in the Bank. The sole asset of the Trust, the obligor on the Capital Securities, is the Junior Subordinated Debentures.

The Holding Company has guaranteed the Trust's payment of distributions on, payments on any redemptions of, and any liquidation distribution with respect to, the Capital Securities. Cash distributions on both the Capital Securities and the Junior Subordinated Debentures are payable semi-annually in arrears on December 18 and June 18 of each year. At December 31, 2001, $58,000 of distributions was accrued and included in accrued interest payable on debentures in the consolidated balance sheet. Issuance costs of $451,000 associated with the Capital Securities have been capitalized by the Holding Company and are being amortized over the life of the securities.

The Capital Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Junior Subordinated Debentures at stated maturity or, at the option of the Holding Company, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in the law such that the Trust would be considered an investment company and (ii) in whole or in part at any time on or after December 18, 2006 contemporaneously with the optional redemption by the Holding Company of the Junior Subordinated Debentures in whole or inpart. The Junior Subordinated Debentures are redeemable prior to maturity at the option of the Holding Company (i) on or after December 18, 2006, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in law such that the Trust would be considered an investment company. Any redemption would need prior regulatory approvals.

10. Stockholders' Equity

The Holding Company's Board of Directors is authorized to issue up to 300,000 shares of preferred stock of the Holding Company without stockholder approval. The powers, preferences and rights, and the qualifications, limitations, and restrictions thereof on any series of preferred stock issued is determined by the Board of Directors. At December 31, 2001 and 2000, there was no preferred stock issued and outstanding.

Class A and B common stock have equal voting rights as to all matters, except that, so long as at least 50,000 shares of Class B common stock remain issued and outstanding, the holders of the outstanding shares of Class B common stock are entitled to vote for the election of two-thirds of the Board of Directors (rounded up to the nearest whole number), and the holders of the outstanding shares of Class A common stock are entitled to vote for the remaining Directors of the Holding Company. The shares of Class B common stock are convertible, on a share-for-share basis, into Class A common stock at any time.

11. Asset and Dividend Restrictions

The Bank is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction accounts. At December 31, 2001 and 2000, balances maintained as reserves were not significant.

As a member of the Federal Reserve Banking system, the Bank must maintain an investment in the capital stock of the Federal Reserve Bank. At December 31, 2001 and 2000, such investment, which earns a dividend, aggregated $654,000 and $605,000, respectively. At December 31, 2001, U.S. government agency securities with a carrying value of $7,127,000 were pledged against various deposit accounts and lines of credit.

The payment of dividends by the Holding Company to its shareholders and the payment of dividends by the Holding Company's subsidiaries to the Holding Company itself is subject to various regulatory restrictions. These restrictions take into consideration various factors such as whether there are sufficient net earnings, as defined, liquidity, asset quality, capital adequacy and economic conditions. The holders of Class A common stock and Class B common stock share ratably in any dividend. The Holding Company has not paid any dividends on its capital stock and currently is not contemplating the payment of a dividend.

12. Profit Sharing Plans

The Company sponsors tax-qualified, profit sharing plans in accordance with the provisions of Section 401(k) of the Internal Revenue Code, whereby eligible employees meeting certain length-of-service requirements may make tax-deferred contributions up to certain limits. The Company makes discretionary matching contributions up to 3% of employee compensation. Total cash contributions to the plans included in the consolidated statements of earnings aggregated $37,000, $26,000 and $25,000 for 2001, 2000 and 1999, respectively.

13. Related Party Transactions

The Bank has deposit accounts from directors, executive officers and members of their immediate families and related business interests of approximately $8,412.000 at December 31, 2001 and $3,967,000 at December 31, 2000. Intervest Securities Corporation, an affiliate of the Company, received commissions and fees aggregating $15,000 in 2001, $34,000 in 2000 and $35,700 in 1999, in connection with the placement of debentures. There are no loans to any directors or officers of the Holding Company or its subsidiaries.

14. Common Stock Warrants

The Holding Company has common stock warrants outstanding that entitle the registered holders thereof to purchase one share of common stock for each warrant. All warrants are exercisable when issued, except for certain Class B common stock warrants issued in 1998. The Holding Company's warrants have been issued in connection with public stock offerings, to directors and employees of the Company and to outside third parties for performance of services.

During 2001, the Company modified the terms of its Class A and Class B warrants as follows: the expiration date of all warrants exercisable at $6.67 per share were extended one year beyond their original expiration dates effective October 4, 2001, and the exercise price of certain Class A warrants (exercisable at $12.50 and $16.00 per share as of December 31, 2001) were reduced to $10.01 per share commencing January 1, 2002 until their expiration date of December 31, 2002.

14. **Common Stock Warrants, Continued**

Data concerning common stock warrants is as follows:

Class A Common Stock Warrants:	Exercise Price Per Warrant $6.67	$12.50 (1)	$16.00 (1)	Total Warrants	Wtd-Avg Exercise Price
Outstanding at December 31, 1998	1,472,565	961,703	122,000	2,556,268	$ 8.27
Granted in 1999	-	1,000	-	1,000	$10.00
Exercised in 1999	(89,000)	(300)	-	(89,300)	$ 6.68
Outstanding at December 31, 1999	1,383,565	962,403	122,000	2,467,968	$ 8.33
Exercised in 2000	(12,750)	-	-	(12,750)	$ 6.67
Outstanding at December 31, 2000 and 2001	1,370,815	962,403	122,000	2,455,218	$ 9.42
Remaining contractual life in years at December 31, 2001	2.5 (2)	1.0	1.0	1.8	

(1) The exercise price per warrant decreases to $10.01 per share in 2002.

(2) The Holding Company may, at its sole discretion, set an earlier expiration date.

Class B Common Stock Warrants:	Exercise Price Per Warrant $6.67	$10.00 (1)	Total Warrants	Wtd-Avg Exercise Price
Outstanding at December 31, 1998	150,000	50,000	200,000	$ 7.50
Exercised in 1999	(5,000)	-	(5,000)	$ 6.67
Outstanding at December 31, 1999, 2000 and 2001	145,000	50,000	195,000	$ 7.52
Remaining contractual life in years at December 31, 2001	6.1	6.1	6.1	

(1) At December 31, 2001, 28,400 of these warrants were immediately exercisable. An additional 7,100 warrants vest and become exercisable on each April 27th of 2002, 2003, and the remaining 7,400 on April 27, 2004. The warrants, which expire on January 31, 2008, become fully vested earlier upon certain conditions.

The Company uses the intrinsic value-based method prescribed under APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock warrants. Under this method, compensation expense related to stock warrants is the excess, if any, of the market price of the stock as of the grant or modification date or over the exercise price of the warrant. In accordance with APB Opinion No. 25, approximately $26,000 of compensation expense was included in salaries and employee benefits expense for 2001, 2000 and 1999, respectively, in connection with Class B warrants (exercise price $10.00) granted in 1998. No other compensation expense was recorded related to the remaining stock warrants granted because their exercise prices were the same or greater than the market price of the common shares at the date of grant or modification (in the case of those warrants whose expiration dates were extended in 2001). For those warrants whose exercise price was reduced to $10.01 effective January 1, 2002, future compensation expense will be recorded under variable rate accounting as prescribed under APB Opinion No.25.

Had compensation expense been determined based on the estimated fair value of the warrants at the grant date in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share would have been reduced to the pro forma amounts as follows:

($ in thousands, except per share amounts)	For the Year Ended December 31, 2001	2000	1999
Reported net earnings	$3,778	$2,608	$1,767
Pro forma net earnings	$3,755	$2,585	$1,744
Reported basic earnings per share	$ 0.97	$ 0.67	$ 0.47
Pro forma basic earnings per share	$ 0.96	$ 0.66	$ 0.46
Reported diluted earnings per share	$ 0.97	$ 0.67	$ 0.44
Pro forma diluted earnings per share	$ 0.96	$ 0.66	$ 0.43

15. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return and combined state and city income tax returns in New York. The Company also files a state income tax return in New Jersey and a franchise tax return in Delaware. The Bank also files a state income tax return in Florida. Intervest Corporation of New York files state income tax returns in various states. All the returns are filed on a calendar year basis.

At December 31, 2001 and 2000, the Company had a net deferred tax asset of $1,236,000 and $1,105,000, respectively. The asset relates to the unrealized benefit for: net temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases that will result in future tax deductions. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of such assets is dependent upon the generation of sufficient taxable income during the periods in which those temporary differences reverse. Management believes that it is more likely than not that the Company's deferred tax asset will be realized and accordingly, a valuation allowance for deferred tax assets was not maintained at any time during 2001, 2000 or 1999.

The total tax provision (benefit) is as follows:

	For the Year Ended December 31,		
($ in thousands)	2001	2000	1999
Provision for income taxes	$2,710	$1,909	$1,198
Benefit from change in accounting principle	-	-	(65)
Benefit from extraordinary item	-	(176)	-
	$2,710	$1,733	$1,133

Allocation of federal, state and local income taxes between current and deferred portions is as follows:

($ in thousands)	Current	Deferred	Total
Year Ended December 31, 2001:			
Federal	$2,265	$(284)	$1,981
State and Local	809	(80)	729
	$3,074	$(364)	$2,710
Year Ended December 31, 2000:			
Federal	$1,350	$ (10)	$1,340
State and Local	399	(6)	393
	$1,749	$ (16)	$1,733
Year Ended December 31, 1999:			
Federal	$1,123	$(263)	$ 860
State and Local	337	(64)	273
	$1,460	$(327)	$1,133

The components of the deferred tax benefit is as follows:

	For the Year Ended December 31,		
($ in thousands)	2001	2000	1999
Allowance for loan loss reserves	$(220)	$ 16	$(262)
Organization and startup costs	41	(10)	(99)
Stock-based compensation	(12)	(17)	(12)
Depreciation	(18)	(33)	(3)
Net operating loss carryforwards	-	-	61
Deferred income	(157)	-	-
All other	2	28	(12)
	$ (364)	$ (16)	$(327)

15. Income Taxes, Continued

The tax effects of the temporary differences that give rise to the deferred tax asset are as follows:

($ in thousands)	At December 31, 2001	At December 31, 2000
Allowance for loan loss reserves	$ 949	$ 729
Unrealized net (gain) loss on securities available for sale	(80)	153
Organization and startup costs	68	109
Stock-based compensation	56	44
Depreciation	73	55
Deferred income	157	-
All other	13	15
Total deferred tax asset	$1,236	$1,105

The reconciliation between the statutory federal income tax rate and the Company's effective tax rate (including state and local taxes) is as follows:

	For the Year Ended December 31, 2001	2000	1999
Tax provision at statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in taxes resulting from:			
State and local income taxes, net of federal benefit	7.6	6.4	6.3
Other	0.2	-	(1.6)
	41.8%	40.4%	38.7%

16. Earnings Per Share

Net earnings applicable to common stock and the weighted-average number of shares used for basic and diluted earnings per share computations are as follows:

($ in thousands, except share and per share amounts)	For the Year Ended December 31, 2001	2000	1999
Basic earnings per share:			
Net earnings applicable to common stockholders	$3,778	$2,608	$1,767
Average number of common shares outstanding	3,899,629	3,884,560	3,760,293
Basic earnings per share amount	$0.97	$0.67	$0.47
Diluted earnings per share:			
Net earnings applicable to common stockholders	$3,778	$2,608	$1,767
Adjustment to net earnings from assumed conversion of debentures	-	-	-
Adjusted net earnings for diluted earnings per share computation	$3,778	$2,608	$1,767
Average number of common shares outstanding:			
Common shares outstanding	3,899,629	3,884,560	3,760,293
Potential dilutive shares resulting from exercise of warrants	-	-	259,825
Potential dilutive shares resulting from conversion of debentures	-	-	-
Total average number of common shares outstanding used for dilution	3,899,629	3,884,560	4,020,118
Diluted earnings per share amount	$0.97	$0.67	$0.44

In 2001 and 2000, no common stock warrants were considered in the computations of diluted EPS because their exercise price per share exceeded the average market price of Class A common stock during the year and as a result, they were not dilutive. In 1999, 1,134,000 warrants with exercise prices ranging from $10.00 to $14.00 were not considered because they also were not dilutive. Additionally, convertible debentures totaling $6,930,000 and convertible (at $14.00 per share in 2001, $12.50 per share in 2000 and $10.00 per share in 1999) into Class A common stock were excluded from all diluted EPS computations because they were not dilutive.

17. Contingencies

The Company is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of mortgage loans, and other issues incident to the Company's business. Management does not believe that there is any pending or threatened proceeding against the Company which, if determined adversely, would have a material effect on the business, results of operations, or financial position of the Company.

18. Regulatory Matters

The Company is subject to regulation, examination and supervision by the Federal Reserve Bank. The Bank is also subject to regulation, examination and supervision by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency of the United States of America ("OCC").

The Company (on a consolidated basis) and the Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet capital requirements can initiate certain mandatory and possibly discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. These capital amounts are also subject to qualitative judgement by the regulators about components, risk weighting and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by the regulations to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets, as defined by the regulations.

Management believes, as of December 31, 2001 and 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject. As of December 31, 2001, the most recent notification from the regulators categorized the Bank as a well-capitalized institution under the regulatory framework for prompt corrective action, which requires minimum Tier 1 leverage and Tier 1 and total risk-based capital ratios of 5%, 6% and 10%, respectively. Management believes that there are no current conditions or events outstanding that would change the designation from well capitalized.

In June 2001, the OCC terminated a Memorandum of Understanding with the Bank that was in effect since June 2000. The memorandum was a formal written agreement whereby, among other things, the Bank had been required to review, revise, develop and implement various policies and procedures with respect to its lending and credit underwriting. Management implemented various actions in order for the Bank to be in full compliance with the memorandum.

The table that follows present information regarding the Company's and the Bank's capital adequacy.

18. Regulatory Matters, Continued

($ in thousands)	Actual		Minimum Capital Requirements		Minimum to Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Consolidated as of December 31, 2001:						
Total capital to risk-weighted assets	$57,457	14.11%	$32,581	8.00%	NA	NA
Tier 1 capital to risk-weighted assets	$52,505	12.89%	$16,291	4.00%	NA	NA
Tier 1 capital to average assets	$52,505	10.67%	$19,692	4.00%	NA	NA
Consolidated as of December 31, 2000:						
Total capital to risk-weighted assets	$38,382	12.63%	$24,309	8.00%	NA	NA
Tier 1 capital to risk-weighted assets	$35,614	11.72%	$12,155	4.00%	NA	NA
Tier 1 capital to average assets	$35,614	8.75%	$16,275	4.00%	NA	NA
Intervest National Bank at December 31, 2001:						
Total capital to risk-weighted assets	$49,006	15.03%	$26,082	8.00%	$32,603	10.00%
Tier 1 capital to risk-weighted assets	$45,692	14.01%	$13,041	4.00%	$19,562	6.00%
Tier 1 capital to average assets	$45,692	11.36%	$16,085	4.00%	$20,106	5.00%
Intervest National Bank at December 31, 2000:						
Total capital to risk-weighted assets	$29,731	12.49%	$19,051	8.00%	$23,813	10.00%
Tier 1 capital to risk-weighted assets	$27,081	11.37%	$ 9,525	4.00%	$14,288	6.00%
Tier 1 capital to average assets	$27,081	8.27%	$13,106	4.00%	$16,382	5.00%

19. Off-Balance Sheet Financial Instruments

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are in the form of commitments to extend credit, unused lines of credit and standby letters of credit, and may involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments. The Company's exposure to credit loss in the event of nonperformance by the other party to the off-balance sheet financial instruments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend funds to a customer as long as there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

19. Off-Balance Sheet Financial Instruments, Continued

The notional amounts of the Company's off-balance sheet financial instruments is as follows:

($ in thousands)	At December 31, 2001	2000
Unfunded loan commitments	$26,375	$17,310
Available lines of credit	663	560
Standby letters of credit	167	167
	$27,205	$18,037

20. Estimated Fair Value of Financial Instruments

Fair value estimates are made at a specific point in time based on available information about each financial instrument. Where available, quoted market prices are used. However, a significant portion of the Company's financial instruments, such as commercial real estate and multifamily loans, do not have an active marketplace in which they can be readily sold or purchased to determine fair value. Consequently, fair value estimates for such instruments are based on assumptions made by management that include the financial instrument's credit risk characteristics and future estimated cash flows and prevailing interest rates. As a result, these fair value estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Accordingly, changes in any of management's assumptions could cause the fair value estimates to deviate substantially. The fair value estimates also do not reflect any additional premium or discount that could result from offering for sale, at one time, the Company's entire holdings of a particular financial instrument, nor estimated transaction costs. Further, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on and have not been considered in the fair value estimates. Finally, fair value estimates do not attempt to estimate the value of anticipated future business, the Company's customer relationships, branch network, and the value of assets and liabilities that are not considered financial instruments, such as core deposit intangibles and premises and equipment.

The carrying and estimated fair values of the Company's financial instruments are as follows:

	At December 31, 2001		At December 31, 2000	
($ in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 24,409	$ 24,409	$ 42,938	$ 42,938
Time deposits with banks	250	250	-	-
Securities available for sale, net	6,192	6,192	74,789	74,789
Securities held to maturity, net	99,157	99,404	20,970	20,978
Federal Reserve Bank stock	654	654	605	605
Loans receivable, net	365,146	378,962	263,558	265,068
Accrued interest receivable	3,202	3,202	2,961	2,961
Financial Liabilities:				
Deposit liabilities	362,437	368,597	300,241	300,775
Debentures payable plus accrued interest	99,910	101,264	72,813	72,813
Accrued interest payable	817	817	856	856
Off -Balance Sheet Instruments:				
Commitments to lend	180	180	114	114

20. Estimated Fair Value of Financial Instruments, Continued

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Securities. The estimated fair value of securities available for sale and held to maturity are based on quoted market prices. The estimated fair value of the Federal Reserve Bank stock approximates fair value since the security does not present credit concerns and is redeemable at cost.

Loans Receivable. The estimated fair value of loans is based on a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Management can make no assurance that its perception and quantification of credit risk would be viewed in the same manner as that of a potential investor. Therefore, changes in any of management's assumptions could cause the fair value estimates of loans to deviate substantially.

Deposits. The estimated fair value of deposits with no stated maturity, such as savings, money market, checking and noninterest-bearing demand deposit accounts approximates carrying value. The estimated fair value of certificates of deposit are based on the discounted value of their contractual cash flows. The discount rate used in the present value computation was estimated by comparison to current interest rates offered by the Bank for certificates of deposit with similar remaining maturities.

Debentures and Accrued Interest Payable. The estimated fair value of debentures and related accrued interest payable is based on a discounted cash flow analysis. The discount rate used in the present value computation was estimated by comparison to what management believes to be the Company's incremental borrowing rate for similar arrangements. For 2000, management believes that the incremental borrowing rate approximated the then current rates for each of the borrowings.

All Other Financial Assets and Liabilities. The estimated fair value of cash and cash equivalents, time deposits with banks, accrued interest receivable and accrued interest payable approximates their carrying values since these instruments are payable on demand or have short-term maturities.

Off-Balance Sheet Instruments. The carrying amounts of commitments to lend approximated estimated fair value. The fair value of commitments to lend is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter party's credit standing.

21. Holding Company Financial Information

Condensed Balance Sheets

($ in thousands)	At December 31, 2001	2000
ASSETS		
Cash and due from banks	$ 77	$ 19
Short-term investments	784	1,428
Total cash and cash equivalents	861	1,447
Loans receivable, net (net of allowance for loan loss reserves of $49 and $30 at December 31, 2001 and 2000)	9,557	5,905
Investment in subsidiaries	57,060	36,875
Deferred debenture offering costs	1,047	438
All other assets	301	211
Total assets	$68,826	$44,876
LIABILITIES		
Debentures payable	$25,894	$ 6,930
Accrued interest payable on debentures	2,367	1,536
All other liabilities	170	182
Total liabilities	28,431	8,648
STOCKHOLDERS' EQUITY		
Common equity	40,395	36,228
Total stockholders' equity	40,395	36,228
Total liabilities and stockholders' equity	$68,826	$44,876

Condensed Statements of Earnings

($ in thousands)	For the Year Ended December 31, 2001	2000	1999
Interest income	$ 818	$ 672	$ 744
Interest expense	1,124	686	637
Net interest (expense) income	(306)	(14)	107
Provision (credit) for loan loss reserves	19	17	(42)
Noninterest income	176	165	161
Noninterest expenses	226	405	197
(Loss) earnings before income taxes	(375)	(271)	113
(Credit) provision for income taxes	(172)	(131)	53
Net (loss) earnings before earnings of subsidiaries	(203)	(140)	60
Equity in earnings of Intervest National Bank	3,404	2.619	1,135
Equity in earnings of Intervest Corporation of New York	577	129	572
Net earnings	$3,778	$2,608	$1,767
Cash dividends received from subsidiaries	$ 125	$3,000	$ -

21. Holding Company Financial Information, Continued

Condensed Statements of Cash Flows

	For the Year Ended December 31,		
($ in thousands)	2001	2000	1999
OPERATING ACTIVITIES			
Net earnings	$ 3,778	$ 2,608	$ 1,767
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in earnings of subsidiaries	(3,981)	(2,748)	(1,707)
Provision (credit) for loan loss reserves	19	17	(42)
Deferred income tax (benefit) expense	(16)	(41)	7
Compensation expense from awards of Class B stock and warrants	26	185	26
Increase in accrued interest payable on debentures	831	644	637
Change in all other assets and liabilities, net	81	24	135
Net cash provided by operating activities	738	689	823
INVESTING ACTIVITIES			
Decrease in interest-earning time deposits with banks	-	-	100
Investment in subsidiaries, net	(15,500)	(4,000)	(9,018)
Cash dividends received from subsidiaries	125	3,000	-
Sale of loans to subsidiaries	-	-	5,604
Loan originations and principal repayments, net	(3,738)	(3,368)	2,761
Net cash used in investing activities	(19,113)	(4,368)	(553)
FINANCING ACTIVITIES			
Net (decrease) increase in mortgage escrow funds payable	(11)	157	(173)
Proceeds from sale of debentures, net of issuance costs	17,800	-	-
Proceeds from issuance of common stock upon the exercise of stock warrants, net of issuance costs	-	83	622
Net cash provided by financing activities	17,789	240	449
Net (decrease) increase in cash and cash equivalents	(586)	(3,439)	719
Cash and cash equivalents at beginning of year	1,447	4,886	4,167
Cash and cash equivalents at end of year	$ 861	$ 1,447	$ 4,886
SUPPLEMENTAL DISCLOSURES			
Cash paid (received) during the year for:			
Interest	$ 202	$ -	$ -
Income taxes	(139)	(110)	142
Noncash transactions:			
Accumulated other comprehensive income, change in subsidiary's unrealized gain (loss) on securities available for sale, net of tax	363	(252)	-
Conversion of debentures into Class A common stock	-	-	70
Issuance of common stock in exchange for common stock of minority stockholders of subsidiary	-	-	7

22. Acquisition of Intervest Corporation of New York

On March 10, 2000, the Holding Company acquired all the outstanding capital stock of Intervest Corporation of New York in exchange for 1,250,000 shares of the Holding Company's Class A common stock. As a result of the acquisition, Intervest Corporation of New York became a wholly owned subsidiary of the Holding Company. Former shareholders of Intervest Corporation of New York are officers and directors of both the Holding Company and Intervest Corporation of New York (ICNY).

In connection with the acquisition, the Holding Company incurred approximately $210,000 in expenses related to legal and consulting fees, printing and stock compensation expense. The Board of Directors and the Holding Company's shareholders approved a grant of 50,000 shares of Class B common stock to the Chairman of the Holding Company for his services with respect to the development, structuring and other activities associated with the merger. This resulted in $159,000 of compensation expense being recorded, which is included in the consolidated statement of earnings for 2000.

A summary of the Company's consolidated statement of earnings for 2000 follows:

($ in thousands)	Excluding ICNY	As Reported
Interest and dividend income	$23,389	$31,908
Interest expense	15,689	23,325
Net interest and dividend income	7,700	8,583
Provision for loan loss reserves	275	275
Net interest and dividend income after provision for loan loss reserves	7,425	8,308
Noninterest income	505	983
Noninterest expenses	3,830	4,568
Earnings before taxes and extraordinary item	4,100	4,723
Provision for income taxes	1,621	1,909
Extraordinary item, net of tax	-	(206)
Net earnings	$ 2,479	$ 2,608

The amounts reported in the table above are after elimination of intercompany revenue and expense.

A pro forma summary of the Company's consolidated statement of earnings for 1999 follows indicated:

($ in thousands)	Originally Reported	Historical ICNY	Pro Forma Adjustments	Adjusted
Interest and dividend income	$15,058	$10,552	$ (109) (a)	$25,501
Interest expense	9,478	9,050	(109) (a)	18,419
Net interest and dividend income	5,580	1,502	-	7,082
Provision for loan loss reserves	830	-	-	830
Net interest and dividend income after provision for loan loss reserves	4,750	1,502	-	6,252
Noninterest income	456	444	-	900
Noninterest expenses	3,165	894	-	4,059
Earnings before taxes and change in accounting principle	2,041	1,052	-	3,093
Provision for income taxes	718	480	-	1,198
Cumulative effect of change in accounting principle, net of tax	(128)	-	-	(128)
Net earnings	$ 1,195	$ 572	$ -	$ 1,767
Basic earnings per share	$ 0.48	-	-	$ 0.47
Diluted earnings per share	$ 0.43	-	-	$ 0.44
Average number of common shares outstanding - Basic	2,510,293	-	1,250,000	3,760,293
Average number of common shares outstanding - Diluted	2,770,118	-	1,250,000	4,020,118

(a) Represents the elimination of certain intercompany interest income and expense.

23. Quarterly Financial Data (Unaudited)

The condensed consolidated statements of earnings by quarter are as follows:

	For the Year Ended December 31, 2001			
($ in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest and dividend income	$8,684	$8,404	$8,950	$9,424
Interest expense	6,621	6,055	6,014	6,024
Net interest and dividend income	2,063	2,349	2,936	3,400
Provision for loan loss reserves	-	100	264	248
Net interest and dividend income after provision for loan loss reserves	2,063	2,249	2,672	3,152
Noninterest income	224	570	237	624
Noninterest expenses	1,324	1,329	1,313	1,337
Earnings before income taxes	963	1,490	1,596	2,439
Provision for income taxes	382	612	667	1,049
Net earnings	$ 581	$ 878	$ 929	$1,390
Basic earnings per share:	$ .15	$ .23	$ .24	$ .35
Diluted earnings per share:	$ .15	$ .23	$ .24	$ .35

	For the Year Ended December 31, 2000			
($ in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest and dividend income	$7,256	$7,658	$8,324	$8,670
Interest expense	5,412	5,552	5,943	6,418
Net interest and dividend income	1,844	2,106	2,381	2,252
Provision (credit) for loan loss reserves	155	90	47	(17)
Net interest and dividend income after provision (credit) for loan loss reserves	1,689	2,016	2,334	2,269
Noninterest income	162	178	338	305
Noninterest expenses	1,251	1,130	1,081	1,106
Earnings before income taxes and extraordinary item	600	1,064	1,591	1,468
Provision for income taxes	210	427	662	610
Extraordinary item, net of tax	-	(206)	-	-
Net earnings	$ 390	$ 431	$ 929	$ 858
Basic earnings per share:				
Earnings before extraordinary item	$ .10	$ .16	$ .24	$ .22
Extraordinary item, net of tax	-	(.05)	-	-
Net earnings per share	$ .10	$ .11	$ .24	$ .22
Diluted earnings per share:				
Earnings before extraordinary item	$ .10	$ .16	$ .24	$ .22
Extraordinary item, net of tax	-	(.05)	-	-
Net earnings per share	$ .10	$ .11	$ .24	$ .22

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None

PART III

Item 10. Directors and Executive Officers

a. **Directors.** The information required by this item is contained under the section entitled "Election of Directors" in the Company's Proxy Statement for its 2002 Annual Meeting (the "Proxy Statement") and is incorporated herein by reference.

b. **Executive Officers.** The information required by this item is set forth in Part I of this report under the caption Item 4A "Executive Officers and Other Key Employees."

c. **Compliance with Section 16(a).** Information contained in the section of the Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

Item 11. Executive Compensation

The information contained in the section entitled "Executive Compensation" of the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information contained in the section entitled "Certain Relationships and Related Transactions" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Documents Filed as Part of this Report

(1) **Financial Statements:** See Item 8 "Financial Statements and Supplementary Data"

(2) **Financial Statement Schedules:** See Item 8 "Financial Statements and Supplementary Data"

(3) **Exhibits:** The following exhibits are filed herein as part of this Form 10-K:

Exhibit No.	Description of Exhibit
2.0	Agreement and Plan of Merger dated as of November 1, 1999 by and among Intervest Bancshares Corporation, ICNY Acquisition Corporation and Intervest Corporation of New York, incorporated by reference to the Company's definitive proxy statement for the special meeting of shareholders to be held March 10, 2000, wherein such document is identified as "Annex A."
3.1	Restated Certificate of Incorporation of the Company, incorporated by reference to Amendment No.1 to the Company's Registration Statement on Form SB-2 (No 333-33419, the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on September 22, 1997, wherein such document is identified as Exhibit 3.1.
3.2	Bylaws of the Company, incorporated by reference to the Registration Statement, wherein such document is identified as Exhibit 3.1.

Exhibit No.	Description of Exhibit
4.1	Form of Certificate for Shares of Class A common stock, incorporated by reference to the Company's Pre-Effective Amendment No.1 to the Registration Statement on Form SB-2 (No. 33-82246), filed with the Commission on September 15, 1994.
4.2	Form of Certificate for Shares of Class B common stock, incorporated by reference to the Company's Pre-Effective Amendment No.1 to the Registration Statement on Form SB-2 (No. 33-82246), filed with the Commission on September 15, 1994.
4.3	Form of Warrant issued to Mr. Jerome Dansker, incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 1995, wherein such document is identified as Exhibit 4.2.
4.4	Form of Warrant for Class A common stock, incorporated by reference to the Registration Statement, wherein such document is identified as Exhibit 4.3.
4.5	Form of Warrant Agreement between the Company and the Bank of New York, incorporated by reference to the Registration Statement, wherein such document is identified as Exhibit 4.4.
4.6	Form of Indenture between the Company and the Bank of New York, as Trustee, incorporated by reference to the Company's Registration Statement on Form SB-2 (333-50113) filed with the Commission on April 15,1998.
4.7	Form of Indenture between the Company and the Bank of New York, as Trustee, dated January 1, 2001, incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 2000, wherein such document is identified as Exhibit 4.7.
4.8	Form of Indenture between the Company, as Issuer, and State Street Bank and Trust Company of Connecticut, NA, as Trustee, dated as of December 18, 2001, related to the Company's Junior Subordinated Deferrable Interest Debentures.
12	Statement re: computation of ratios of earnings to fixed charges.
21	Subsidiaries
23.1	Consent of Independent Accountants.
23.2	Consent of Independent Accountants.

(b) No reports on Form 8-K were filed during the last quarter of the period covered by this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated.

INTERVEST BANCSHARES CORPORATION
(Registrant)

By: /s/ Lowell S. Dansker — Date: February 27, 2002
Lowell S. Dansker, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Chairman of the Board, Executive Vice President and Director:

By: /s/ Jerome Dansker — Date: February 27, 2002
Jerome Dansker

President, Treasurer and Director
(Principal Executive, Financial and Accounting Officer):

By: /s/ Lowell S. Dansker — Date: February 27, 2002
Lowell S. Dansker

Vice President, Secretary and Director:

By: /s/ Lawrence G. Bergman — Date: February 27, 2002
Lawrence G. Bergman

Directors:

By: /s/ Michael A. Callen — Date: February 27, 2002
Michael A. Callen

By: /s/ Wayne F. Holly — Date: February 27, 2002
Wayne F. Holly

By: /s/ Edward J. Merz — Date: February 27, 2002
Edward J. Merz

By: /s/ Lawton Swan, III — Date: February 27, 2002
Lawton Swan, III

By: /s/ Thomas E. Willett — Date: February 27, 2002
Thomas E. Willett

By: /s/ David J. Willmott — Date: February 27, 2002
David J. Willmott

By: /s/ Wesley T. Wood — Date: February 27, 2002
Wesley T. Wood

INTERVEST CORPORATION OF NEW YORK
New York, New York

OFFICERS AND DIRECTORS

Jerome Dansker -	Director, Chairman and Executive Vice President Chairman of Executive and Loan Committees
Lowell S. Dansker -	Director, President Member of Executive and Loan Committees
Lawrence G. Bergman -	Director, Vice President Member of Executive and Loan Committees
Michael A. Callen -	Director
Wayne F. Holly -	Director
Edward J. Merz -	Director
Lawton Swan, III -	Director
Thomas E. Willett-	Director
David J. Willmott -	Director
Wesley T. Wood -	Director

INDENTURES OF TRUST/TRUSTEES & COUNSEL

The Bank of New York
5 Penn Plaza
New York, New York 10001

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271

COUNSEL

Harris Beach LLP
99 Garnsey Road
Pittsford, New York 14534

AUDITORS

Richard A. Eisner & Company, LLP
575 Madison Avenue
New York, New York 10022-2597

INTERVEST NATIONAL BANK
New York, New York

DIRECTORS

Jerome Dansker -	Director, Chairman Chairman of Executive and Loan Committees
Lowell S. Dansker -	Director, Chief Executive Officer Member of Executive and Loan Committees
Lawrence G. Bergman -	Director Member of Executive and Loan Committees
Michael A. Callen -	Director
Wayne F. Holly -	Director
Edward J. Merz -	Director Chairman of Audit Committee
Keith A. Olsen -	Director, President of Florida Division
Raymond C. Sullivan -	Director, President
Lawton Swan, III -	Director Member of Audit Committee
Thomas E. Willett-	Director Member of Audit Committee
David J. Willmott -	Director Member of Audit Committee
Wesley T. Wood -	Director Member of Loan Committee

OFFICERS

Lowell S. Dansker - Chief Executive Officer
Raymond C. Sullivan - President
Keith A. Olsen - President, Florida Division
John J. Arvonio - Senior Vice President and
Chief Financial Officer
Peter Covell - Vice President
Diane S. Rathburn - Vice President
Sue J. Worley - Vice President

Vonna L. Balkovic - Assistant Vice President
Angela Casey - Assistant Vice President
Kathy Curl - Assistant Vice President
Suzanne C. Crosby - Assistant Vice President
Erik E. Larson - Assistant Vice President
John W. Loock - Assistant Vice President
Mary F. Nonnemacher - Information Systems Officer
Gayle S. Petterson - Assistant Vice President
Anthony J. Steo - Assistant Vice President

COUNSEL

Harris Beach LLP
99 Garnsey Road
Pittsford, New York 14534

AUDITORS

Hacker, Johnson & Smith PA
500 North Westshore Blvd.
Tampa, Florida 33622-0368

INTERVEST BANCSHARES CORPORATION
10 Rockefeller Plaza, New York, NY 10020-1903

OFFICERS & DIRECTORS

Jerome Dansker	Director, Chairman and Executive Vice President Chairman of Executive and Loan Committees Director, Chairman - Intervest National Bank Director, Chairman - Intervest Corporation of New York
Lowell S. Dansker	Director, President Member of Executive and Loan Committees Director, Chief Executive Officer - Intervest National Bank Director - Intervest Corporation of New York
Lawrence G. Bergman	Director, Vice President Member of Executive and Loan Committees Director - Intervest National Bank Director - Intervest Corporation of New York
Michael A. Callen	Director Director - Intervest National Bank Director - Intervest Corporation of New York President - Avalon Argus Associates Director - AMBAC, Inc.
Wayne F. Holly	Director Director - Intervest National Bank Director - Intervest Corporation of New York Director, President - Sage, Rutty & Co., Inc.
Edward J. Merz	Director, Chairman of Audit Committee Director - Intervest National Bank Director - Intervest Corporation of New York Chairman - The Suffolk County National Bank of Riverhead - Suffolk Bancorp Director, Treasurer - Cornell Cooperative Extension Institute
Lawton Swan, III	Director, Member of Audit Committee Director - Intervest National Bank Director - Intervest Corporation of New York Chairman, President - Interisk Corporation
Thomas E. Willett	Director, Member of Audit Committee Director - Intervest National Bank Director - Intervest Corporation of New York Partner - Harris Beach LLP
David J. Willmott	Director, Member of Audit Committee Director - Intervest National Bank Director - Intervest Corporation of New York Editor & Publisher - Suffolk Life Newspapers
Wesley T. Wood	Director, Member of Loan Committee Director - Intervest National Bank Director - Intervest Corporation of New York Director, President - Marketing Capital Corporation Advisory Board Member – The Center of Direct Marketing at New York University Member of Trustees Advisory Committee - Fairfield University

INTERVEST BANCSHARES CORPORATION
10 Rockefeller Plaza, New York, NY 10020-1903

TRANSFER AGENT & REGISTRAR ------ COUNSEL

The Bank of New York
5 Penn Plaza
New York, New York 10001

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271

AUDITORS

Hacker, Johnson & Smith PA
500 North Westshore Blvd.
Tampa, Florida 33622-0368

COUNSEL

Harris Beach LLP
99 Garnsey Road
Pittsford, New York 14534

MARKET FOR COMMON STOCK

NASDAQ SmallCap Market
Symbol **IBCA**